
05072475

P.E.
7-31-05





ARS

# Award-Winning Year!




PVP LTD.

Professional Veterinary Products, Ltd.
2005 Annual Report


Professional Veterinary Products Ltd.
One of the 25 Best Medium Companies to Work for in America
2005

Professional Veterinary Products, Ltd. was named one of the top ***25 Best Medium Companies to Work for in America*** by the Society for Human Resource Management and the Great Place to Work Institute.


BBB
Integrity Award
2005

Professional Veterinary Products, Ltd. received the ***2005 Better Business Bureau Integrity Award*** for demonstrating exceptionally high standards of behavior in the marketplace.

Professional Veterinary Products, Ltd. is the only animal health products distributor owned by veterinarians.

SUPPLYING THE ANIMAL KINGDOM


Award of Excellence

Professional Veterinary Products, Ltd. received Liberty Mutual's ***Commendation Award*** for excellent performance in worker safety.

# A Great Place to Work


BEST small & medium COMPANIES to work for AMERICA
2005
Professional Veterinary Products Ltd.
One of the 25 Best Medium Companies to Work for in America 2005

**Professional Veterinary Products, Ltd. was named as one of the top 25 Best Places to Work in America for Medium-Sized Companies (251-999 employees). Dr. Lionel Reilly received the 11th place award for PVPL in June 2005 from the Great Place to Work Institute and the Society for Human Resource Management. "We've always viewed our employees as our most valuable asset," said Dr. Reilly. "It's quite an honor – and quite validating – to be recognized as one of the country's best companies to work for. We've felt that way for years, but then, we also have the best customers in the country, too – our owners."**

**The award recognizes businesses who have used smart people management strategies to develop highly productive and satisfied workforces. A great place to work is one where employees:**

- TRUST **the people they work for.**
- **Have** PRIDE **in what they do.**
- ENJOY **the people they work with.**

**A highly productive and satisfied workforce doesn't just happen; it has been building at PVPL since the company's founding in 1982. It began with relationships in which people believed in themselves and in each other, and flourished when it grew into a culture that emanates the dimensions of a great place to work – credibility, respect, fairness, pride and camaraderie.**

## *What does this mean to our shareholders?*

- *Great places to work* outperform their competition 3-to-1. When the Great Places to Work Institute compared the stock performance of its list of *Fortune* magazine's "100 Best Companies" against the S&P 500 annualized returns for a five-year time period, the 100 "Best Places" yielded 15.61% compared to the S&P return of 4.79%.

- *Great places to work* have lower employee turnover. This results in a more stable workforce, where the caliber of employees is exceptional, and where employees are confident in performing their job duties. Lower turnover keeps operating costs down. PVPL's turnover in 2004 was under 15%; employees who left voluntarily was slightly over 6%. Industrial averages in distribution run anywhere from 25% to 115%.

- *Great places to work* improve customer service because of the employees' commitment to quality and the company's reputation. PVPL call center employees answered customer calls on an average of less than 30 seconds during the past year. Order processors reached an accuracy rate of 99.6%. Committed employees are willing to step up and take responsibility.

- *Great places to work* increase business success – happy employees tend to be highly productive, which leads to great accomplishments across all areas of the company. At fiscal year end, PVPL had 2,019 shareholders, an increase of 67. Sales were up 15% to $387 million.

- *Great places to work* share their successful technique with their customers. PVPL is now offering a workshop to help practice owners manage their employees. Called Creating Connections, it was piloted in 2004, and is now being offered in four locations throughout PVPL. Nearly 1,000 shareholders have attended IMPACT, PVPL's inventory management training.

**We hope our shareholders feel both pride and comfort in knowing their company is a great place to work – it is more than just a good business practice, it's good for business.**

*"For some time, large organizations have been recognized for their successful business strategies. However, small and medium companies make up the majority of the American economy. The organizations on this year's list have demonstrated that smaller companies can compete with large organizations in terms of how to effectively incorporate strategies that make the most effective use of the workforce."*

*Susan R. Meisinger, SPHR*
*President & CEO*
*Society for Human Resource Management*


BEST small & medium
COMPANIES
to work for in
AMERICA
2005

# PVPL Value Statements

We focus on a future of growth and change through innovative ideas, planning, and continuous improvement.

We focus on strong employee, customer, and vendor relationships by approaching every interaction with honesty and integrity.

We focus on providing superior service to our customers with commitment to quality and value.

We focus on providing a caring, family-oriented environment which encourages our employees to grow professionally and personally.

We focus on consistent, honest, and responsible communication that facilitates cooperation and accountability.

We focus on the responsible use of resources to sustain the financial viability of our company.

# A Company of Integrity


BBB
Integrity Award
2005

**In May 2005, Professional Veterinary Products, Ltd. received the Better Business Bureau's Integrity Award for demonstration of exceptionally high standards of ethical behavior in the marketplace, adherence to truthful sales practices, and noteworthy contributions to both our industry and the communities in which we do business. At PVPL, we know our reputation is one of our most vital corporate assets. We are determined to build all our relationships – with shareholders, customers, vendors and employees – on a solid foundation of honesty and sincerity. Of course, our "standard" behavior must meet the requirements of all state and federal laws and regulations, but more than that, it must also meet our core values. Simply put, our actions must match our words; it is imperative that we "walk our talk." The BBB's Integrity Award is confirmation that our words and deeds are in alignment. The award also serves as an on-going challenge for us to continue living by the golden rule of treating you as we would want to be treated.**

**At PVPL, our daily responsibility is to provide our customers with quality products, timely delivery, equitable pricing, and exceptional service. To you, our shareholder, we also add our commitment of ensuring the continued integrity of business operations and the future financial stability of your company.**

## *To that end, we have:*

- Expanded our website to offer online ordering – you can place orders at your convenience as well as have 24/7 access to company information and industry resources such as Compendium and MSDS.
- Increased our one-day delivery zone for more than 1,900 customers; 69% of all packages shipped by the Omaha and York Distribution Centers are received by customers in one day.
- Improved our order processing efficiency by 19% with a voice-activated picking system in our distribution centers.
- Looked into (and in early FY 2006 opened) a distribution center in Hereford, Texas, to provide one-day delivery to the cattle-intense areas of the Southern Plains.
- Developed a reporting and follow-up process (through EthicsPoint.com) to ensure ethical concerns are thoroughly and promptly addressed.
- Begun the process of instituting procedures and accountabilities to ensure company-wide compliance with the Sarbanes-Oxley Act and related SEC rules and regulations.

*"Integrity Award recipients are remarkable for the extraordinary energy, imagination and talent they devote to exceeding the expectations of their stakeholders."*

*— Scott Mecham, President*
*Better Business Bureau of Nebraska, South Dakota, and Southwest Iowa*


BBB
MEMBER

# A Site of Safety Excellence

**In July 2005, Professional Veterinary Products, Ltd. received the *Commendation Award* for excellence in worker safety from our insurance company, Liberty Mutual. The national award, based on a combination of OSHA logs and workers' compensation frequency rates, is presented annually.**

PVPL has reduced its workers' compensation losses significantly over the last three years. The number of claims was reduced by 60% and the severity of those claims has been decreased by 80%. According to Liberty Mutual, PVPL is performing 53% better than our peers (similar distribution centers). As employee safety increases, risk decreases and that means dollars otherwise spent on insurance premiums and worker rehabilitation are added to the bottom line – to your bottom line.


Award of Excellence

*"PVPL has truly demonstrated a proactive partnership with their employees – for their safety and wellness both at work and home. Thank you for your 20-year relationship with Liberty Mutual. As your mission statement says, '...through exceptional relationships, knowledgeable employees, and efficient distribution systems...' PVPL has made it happen with their safety program! Congratulations."*

*— Bill Unger, CPCU, Liberty Mutual*

**Liberty Mutual has insured PVPL since 1986 and is an industry leader in commercial insurance.**

**It has indeed been a year of uncommon success in an industry – and a marketplace – that has seen limited growth. We attribute our remarkable achievements to a few solid principles: value one another, do business like you mean it, and take care of one another.**

**Financial highlights for FY 2005 include:**

- **Sales increased $52 million to $387 million. In addition, PVPL supported agency sales of $55 million.**
- **FY 2005 was the 23rd consecutive year of double-digit growth (that's every year since the company was founded in 1982).**
- **Operating expenses were held firm for the last three years at 8.6% of sales.**
- **Performance rebate credit memos issued to shareholders for FY 2005 totaled $5 million. Since our founding, PVPL has returned more than $55 million to its veterinary owners.**

**At PVPL, our business operations continue to be mission driven: we offer outstanding value in products and services, exceptional relationships, knowledgeable employees and efficient distribution systems. We appreciate you making us your only choice for animal health products.**

**Thank you for the opportunity to serve you.**



**Lionel Reilly, DVM**
**President & CEO**

**Award-Winning Year!**

# Professional Veterinary Products, Ltd.
# 2005 Board of Directors



Chairman, District 8
Dr. William Swartz



Vice Chairman, District 7
Dr. Amy Hinton



Secretary, District 6
Dr. Buddy Ray



District 1
Dr. Steve Wright



District 2
Dr. Scott Shuey



District 3
Dr. Chet Rawson



District 4
Dr. G. W. Buckaloo, Jr.



District 5
Dr. Tom Latta



President & CEO
Dr. Lionel Reilly

# Financial Report

PVP LTD. ®
PROFESSIONAL VETERINARY PRODUCTS

# BUSINESS

This annual report contains forward-looking statements based on the Company's current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, as more fully described elsewhere in this annual report. The Company undertakes no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

## Overview

The Company is a leading wholesale distributor of animal health products to practicing veterinarians and their related businesses. The Company distributes approximately 20,000 different products including biologicals, pharmaceuticals, parasiticides, instruments and equipment. Routinely some 12,000 products are inventoried for immediate shipment. The balance of items are either drop-shipped from the manufacturer to the customer or are special order items. The Company primarily sells branded products as marketed by the major animal health manufacturers and suppliers. The Company does not currently private label any products, but would consider a private label product agreement if there was a decisive competitive advantage for doing so.

The Company operates through three operating segments: Wholesale Distribution, Logistics Services, and Direct Customer Services. The Wholesale Distribution segment is a wholesaler of pharmaceuticals and other veterinary related items and accounted for approximately 90% of net sales and other revenue during fiscal year 2005. This segment distributes products primarily to Company shareholders, who are licensed veterinarians or business entities comprised of licensed veterinarians. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Operating Segments" below and Note 13 of the Company's 2005 Consolidated Financial Statements for quantitative segment information.

The Company's business strategy is to be the leading supplier of animal health products to veterinarians and veterinary clinics by offering a complete assortment of items at competitive prices which are supported by superior levels of customer service. The Company believes that this strategy provides it with a competitive advantage by combining the broad product selection with everyday low prices and support from efficient operations. By purchasing products from the Company, veterinarians and veterinary clinics are able to lower their product acquisition costs which increase their profitability and give them a competitive market advantage.

The Company has heavily invested in electronic information systems to maximize efficiencies. All phases of the transactional process are electronically driven. The Company believes this advanced electronic technology will assist in earlier adoption of electronic commerce through the Internet by both its customers and suppliers.

## Background

The Company was founded in 1982 by veterinarians whose primary interests were "food animal" related and was chartered on August 2, 1982 as a Missouri corporation. Since January 1, 1983, the Company has operated from various facilities in Omaha, Nebraska. The Company surrendered its Missouri charter and became a Nebraska corporation on September 22, 1999.

Initially, the Company distributed its products predominately to existing shareholders who were veterinarians or business entities established to deliver veterinary services and/or products in which medical decisions were made by licensed veterinarians. Each shareholder and all of the shareholders' affiliates were and are limited to ownership of one share of common stock. Over time, the Company's sales to non-shareholders have increased. In fiscal year 2005, net sales and other revenue to non-shareholders totaled $70.6 million or 18% of total net sales and other revenue.

The Company's fiscal year begins on August 1 and concludes on July 31 of the following year.

**Value-Added Services**

The Company offers its customers and suppliers a comprehensive menu of value-added services. These services allow individual customers to choose various selections based on their individual needs such as on-line ordering, inventory management, pharmacy and special order fulfillment. The Company manages a database of all transactions so that its customers may maximize their participation in promotions frequently offered by suppliers. Customers are periodically apprised, either by phone or mailings, of their level of participation in these promotions. This promotional tracking service gives customers the option to maximize their participation in promotions which can ultimately increase their profitability and allow them to more effectively compete in certain markets.

The Company has developed a multi-day inventory management and purchasing techniques seminar for its customers. This seminar is held at one of the two company locations. Customers are trained to better use the Company's resources and also be increasingly efficient in managing their product and inventory activities.

The Company has Electronic Data Interchange (EDI) capability which provides the supplier with product sales and movement. The supplier is able to monitor sales activities, advertising effectiveness and market trends in an efficient manner. The Company also assists the manufacturer in the design of effective promotions. The historical transactional database and the promotional tracking service are unique tools to assist the manufacturer in tailoring effective promotions.

As of May 1, 2005, the Company has enhanced the customer relationship by introducing and implementing e-commerce. E-commerce gives the customer the ability to place orders on-line and view purchasing history 24 hours a day, seven days a week through the Company's website.

**Our Shareholders**

As of July 31, 2005, the Company had 2,019 shareholders, all of whom were veterinarians or veterinary clinics. These shareholders are principally located from the Rocky Mountains to the Atlantic Seaboard with some presence in the southern United States. Our shareholders also are our primary customers. No shareholder represented more than 3% of the Company's total net revenues during fiscal year 2005.

Due to the geographical location of the majority of its shareholders, nearly 48% of the Company's gross sales are related to products used for the treatment and/or prevention of diseases in food animals. The balance of product sales is for the treatment and/or prevention of diseases in companion animals and equine, which represents changing trends in veterinary medicine and is discussed further under "Business-Customers and Suppliers."

**Rebates to Shareholders**

The Company issues rebates which are earned by its shareholders. Such rebates are calculated according to current practices of management based on shareholder eligible purchases and rebated back to shareholders by a credit memo. Such rebates are made on a pro rata basis to shareholders based on the aggregate amount of products purchased by each shareholder during the year for which the rebate is made. Rebates are included in the Company's financial statements and are netted against sales and accounts receivable on the Company's financial statements.

Effective August 1, 2003, the Company modified its policies and procedures relating to the shareholder rebate in order to address concerns regarding late payments by shareholders. The determination of the amount rebated back to shareholders by credit memo during any fiscal year will include a review of whether the respective shareholder made timely payments to the Company and whether there are any past due invoices as of the end of the fiscal year. The Company will determine the shareholder's "average days to pay" which is the number of days past the due date on which the Company receives the shareholder payment. If the average days to pay exceed 30 days, the amount of the rebate credited back to the shareholder will be reduced according to the Company's then current reduction percentage policy. If a shareholder has any unpaid amount which is more than 90 days past due as of the fiscal year end, no rebate will be issued to the shareholder for that fiscal year.

**Company Subsidiaries**

The Company has two direct wholly-owned subsidiaries: Exact Logistics, LLC and ProConn, LLC. Exact Logistics, LLC and ProConn, LLC were organized in the State of Nebraska on December 6, 2000 and are limited liability companies that are single member entities and 100% owned by the Company. The purpose of Exact Logistics, LLC is to provide logistics and distribution service operations for vendors of animal health products and business to business type transactions. Exact Logistics, LLC distributes products primarily to other animal health companies. The purpose of ProConn, LLC is to act as a supplier of animal health products directly to the producer and/or consumer. Producers and end users order veterinary products directly from ProConn instead of the manufacturer or supplier and ProConn then sells and delivers the products directly to producers and consumers. ProConn is responsible for all shipping, billing and related services. As part of its business operations, ProConn enters into agreements with "veterinarians of record" pursuant to which ProConn agrees to pay the "veterinarian of record" a percentage of the sale received by ProConn from qualified purchases. The "veterinarian of record" is responsible for providing various services to the producers and consumers, including, without limitation, conducting on-site visits of producers' facilities, reviewing the producers' or consumers' data pertaining to purchases from ProConn, and maintaining compliance with all pharmaceutical-related laws, regulations and any applicable food safety guidelines.

**Operating Segments**

The Company has three reportable segments: Wholesale Distribution, Logistics Services, and Direct Customer Services. Additional information including the sales and operating profits of each operating segment and the identifiable assets attributable to each operating segment for each of the three years in the period ended July 31, 2005 is set forth in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in Note 13 of the 2005 Consolidated Financial Statements.

**Financial Information About Geographic Areas**

All of the Company's customers and assets are located in the United States. The Company does not export any products outside of the United States.

**MARKETLink**

In August 1999, the Company, American Animal Hospital Association (AAHA) and AAHA Services Corporation (SERVCO) d/b/a MARKETLink, a wholly-owned subsidiary of AAHA, entered into an agreement pursuant to which the Company became the logistics partner for MARKETLink. MARKETLink is a buying group and distribution service provided by AAHA to its veterinary clinic members. AAHA has over 34,000 members who hold different jobs in various veterinary clinics, including veterinarians, technicians, managers, and receptionists who provide services to companion animals. AAHA established MARKETLink based on a belief that it was possible to improve the purchasing economics of its members' practices by allowing members to buy animal health products at low average prices while maintaining or exceeding the level of service obtained by existing distributors.

Through MARKETLink, members of AAHA are able to purchase products directly from MARKETLink at a cost savings. Under the terms of the August 1999 Agreement, SERVCO has certain responsibilities, including, without limitation, marketing the MARKETLink program, determining the mix, price, sales and shipping policies and line of products, and being responsible for all aspects of the credit approval, accounts receivable and collections in connection with the sale of MARKETLink products. The Company's responsibilities include, without limitation, purchasing and managing the required inventory, paying all accounts payable and complying with other contract terms with manufacturers, suppliers or customers relating to shipping, receiving and billing for MARKETLink products, maintaining sales and service representatives for all in-bound and out-bound telephone sales necessary to process orders, cross-selling alternative products, implementing special promotional programs, and fulfilling and shipping all orders received via the Company's MARKETLink sales and service representatives or the SERVCO email order entry system, including at the time of shipment an MARKETLink invoice in the shipment.

In June 2000, the Company purchased a 20% interest in MARKETLink for $1,500,000. After the transaction, the remaining 80% continued to be owned by AAHA. Lionel L. Reilly, the Company's CEO and President serves on the Board of Directors of SERVCO.

During the fiscal year ended July 31, 2005, MARKETLink represented approximately 10% of the Company's total net sales and other revenue.

**Customers and Suppliers**

Management does not consider the Company's business to be dependent on a single customer or a few customers, and the loss of any of our customers (excluding MARKETLink) would not have a material adverse effect on our results. Except for MARKETLink, no single customer accounted for more than 3% of the Company's total net sales and other revenue for fiscal 2005. The Company currently has an agreement with MARKETLink and believes that its relationship with MARKETLink currently is good and will be a long lasting relationship. The Company typically does not enter into long-term contracts with its customers. To offset the loss of any customers, the Company continually seeks to diversify its customer base.

The changing trends of veterinary medicine has resulted in a gradual shift toward the sale of more "companion animal" products which accounts for nearly 52% of the Company's revenues in fiscal year 2005. Historically, companion animal product related transactions have enjoyed higher margins than sales of food producing animal products. However, as competition increases in the companion animal sector it is likely that margins will begin to erode. We believe that consolidation of small privately owned veterinary clinics is likely and will result in an increasing number of larger veterinary practice business units. As a result, the larger veterinary practices will have increased purchasing leverage and will negotiate for lower product costs which will reduce margins at the distribution level and impact Company revenue and net income.

There are two major types of transactions that affect the flow of products to the Company's customers. Traditional "buy/sell" transactions account for a significant majority of the Company's business. In this type of transaction the customer places an order with the Company, which is then picked, packed, shipped, invoiced to the customer, followed by payment from the customer to the Company. There are a few product lines where the Company provides all transactional activities described above, except that the manufacturer retains title to the product. The manufacturer retains title in accordance with the distribution agreements for these products. The "consignment" transactions account for approximately 2.0% of the Company's total net sales and other revenue. The Company inventories these products for the manufacturer but does not pay the manufacturer until the product is sold to the customer and reported to the manufacturer. The Company is responsible for maintaining insurance on the products but the value of the product is not included in the inventory for accounting purposes. Animal health manufacturers create and implement sales promotions for the products they distribute to the veterinarian. These promotions reward veterinarians for their purchases of certain products or volume of products. The Company submits the relevant purchase data to the manufacturer. The Company is paid or reimbursed by the manufacturer, and the veterinarian receives value pursuant to the terms of the promotion.

A second transaction model used by the Company is termed the "agency agreement". Under this approach, the Company receives orders for products from its customers. The Company transmits the order to the manufacturer who then picks, packs, ships, invoices and collects payment from the customer. The Company receives a commission payment for soliciting the order as well as for providing other customer service activities. The Company's operating expenses associated with this type of sale may be lower than the traditional buy/sell transaction. Agency selling allows the manufacturer and the Company to immediately react to market conditions. This arrangement allows the manufacturer to establish and standardize the price of its products in the market. This current information often is used by the Company and the various manufacturers to develop data based marketing programs. The mode of selling products to veterinarians is dictated by the manufacturer.

Product returns from our customers and to our suppliers occur in the ordinary course of business. The Company extends to its customers the same return of goods policies as extended to the Company by the various manufacturers. The Company does not believe its operations will be adversely impacted due to the return of products. Product returns have a minimal impact on the Company's performance.

Our two largest vendors comprised 29.5% and 13.1%, respectively of all of the Company's purchases for fiscal year 2005. Two vendors comprised 31.1% and 12.9%, respectively, of all of the Company's purchases for fiscal year 2004. Management believes the loss of any major vendor may have a material adverse effect on our results of operation, including the loss of one or both of our two largest vendors. Currently, the Company believes that its relationships with its two largest vendors are good.

**The Animal Health Industry**

A national veterinary organization lists over 24,000 veterinary practices in the United States. There are nearly 60,000 veterinarians practicing in the various disciplines of veterinary medicine. Two-thirds of the veterinarians in private clinical practice predominately specialize in companion animal medicine. The Company provides products and services to this segment of business and intends to meet the product and supply needs of the private clinical practice specialized in this area. The actual Compounded Annual Growth Rate was 2% for the last 5 years and is forecasted to remain in the 2% range for the next 5 years.

Based on industry sources, the U.S. animal health manufacturer sales of biologicals, pharmaceuticals, insecticides and other packaged goods was nearly $5 billion for calendar year 2004, an increase of 5% compared to 2003. We believe, based on industry sources, the demand for animal health products in the United States will reach nearly $7.8 billion in 2006. These gains will be driven by the continuing threat of animal disease, ongoing food safety concerns and the rapid growth in the pet population. Diagnostic chemicals and vaccines will be the fastest growing animal health products, while large animal producers, farms and households will help lead the market gains. In recent years, spending on companion animals, including dogs, cats and horses, has overtaken spending on farm animals. In 2004, companion animal products accounted for nearly 60% of the total sales in the industry.

The companion animal market is experiencing considerable growth driven by strong product developments, general aging in the pet population, and increased spending per animal. Several new therapeutic and preventative products have contributed to most of this increased sales volume. Nutraceuticals (nutritional pharmaceuticals) have an increasing presence in the companion animal market.

Consolidation is a primary force reshaping the animal health industry. We believe, based on industry sources, sales by the top ten animal health product manufacturers account for over 75% of the U.S. market. At this time, the top five U.S. animal health product companies have a market share that nears 50% of the total animal health business.

Livestock production continues the consolidation trend that started a number of years ago. Agribusiness integrators continue to build larger livestock raising facilities. Improved management systems coupled with new preventative products have resulted in an ongoing reduction in food producing animal product sales for the past several years. There also has been a loss of market share in several key product groups due to generic competition. The generic products generally sell for lower prices which causes a pricing deflation in the market.

**Competition**

Distribution of animal health products is characterized by either "ethical" or "OTC" channels of product movement. Ethical distribution is defined as those sales of goods to licensed veterinarians for use in their professional practice. Many of these products are prescription and must only be sold to a licensed professional. OTC (over-the-counter) distribution is the movement of non-prescription goods to the animal owner and the end user. Many of these products will also be purchased by licensed veterinarians for professional use or for resale to their clients.

There are numerous ethical distribution companies operating in the same geographical regions as the Company and competition in this distribution industry is intense. Our competitors include other animal health distribution companies and manufacturers of animal health products who sell directly to veterinarians and veterinary clinics. Most of the animal health distribution competitors generally offer a similar range of products at prices often comparable to the Company's. The Company seeks to distinguish itself from its competitors by offering a higher level of customer service and having its principal customers also be its shareholders/owners. In addition to competition from other distributors, the Company also faces existing and potentially increased competition from manufacturers who distribute their products directly to veterinarians. Although the Company competes against direct sales by manufacturers and suppliers, it is often able to compete with such direct sales by adding new value-added services and pricing differentiation.

The role of the animal health distributor has changed dramatically during the last decade. Successful distributors have shifted from a selling mentality to providing products and services in a consultative environment. Declining profit margins typify current financial trends. Currently, there is over capacity in the animal health distribution network, although there have been few animal health distributor mergers or acquisitions. We believe the Company must continue to add value to the distribution channel, and reduce the redundancies that exist, while removing unnecessary costs associated with product movement.

**Government Regulation**

Both state and federal government agencies regulate the manufacturing and distribution of certain animal health products such as pharmaceuticals, vaccines, insecticides and certain controlled substances. Our suppliers of these products are typically regulated by one or more of the following federal agencies, the U.S. Department of Agriculture (USDA), the Food and Drug Administration (FDA) and the Drug Enforcement Administration (DEA), as well as several state agencies; and therefore, the Company is subject, either directly or indirectly, to regulation by the same agencies. Several states and the DEA require the Company to be registered or otherwise keep a current permit or license to handle controlled substances. Manufacturers of vaccines are required by the USDA to comply with various storage and shipping criteria and requirements for the vaccines. To the extent the Company distributes such products, the Company must comply with the same USDA, FDA and DEA requirements including, without limitation, the storage and shipping requirements for vaccines.

Several State Boards of Pharmacy require the Company to be licensed in their respective states for the sale of animal health products within their jurisdictions. Some states (as well as certain cities and counties) require the Company to collect sales/use taxes on differing types of animal health products.

**Environmental Considerations**

The Company does not manufacture, re-label or in any way alter the composition or packaging of products. All products are distributed in compliance with the relevant rules and regulations as approved by various state and federal regulatory agencies. The Company's business practices create no or minimal impact on the environment.

### Employees

As of July 31, 2005 the Company had 327 employees. We are not subject to any collective bargaining agreements and have not experienced any work stoppages. We believe that we have a stable and productive workforce and consider our relationships with our employees to be good.

### Trademarks

The Company is in the process of registering the marks "PVP LTD." and design and "PVPL" with the United States Patent and Trademark Office. The Company believes that the marks are well recognized in the animal health products industry and by veterinarians and therefore are valuable assets. Once registered, the trademarks will be valid as long as they are in use and/or the registrations are properly maintained, and the marks have not been found to have become generic.

## PROPERTIES

The Company owns its building, which contains nearly 100,000 square feet of open warehouse space and 40,000 square feet of finished office area. The building is a facility the Company constructed and completed in late 1999 and is located on 9.6 acres of land in a newly developed industrial subdivision of Omaha, Nebraska. The latest in technology was incorporated into the design of the new facility to maximize distribution efficiencies. The building is subject to a first mortgage held by US Bank. In October 2002, the Company purchased 10 acres of land adjacent to the current corporate facility in Omaha, Nebraska for approximately $808 thousand in order to provide the Company with land available for future expansion of its Omaha facility.

On March 15, 2002, the Company signed a lease agreement with Kinsley Equities II Limited Partnership for 70,000 square feet of warehouse space in York, Pennsylvania. The initial term of the lease is five years. The Company uses this facility to ship products to its customers in that geographical area of the United States. In June 2003, the Company exercised an option to lease additional 17,500 square feet of space in the York facility for a total of 87,500 square feet of leased space in York, Pennsylvania.

In February 2005, the Company entered into a written understanding to construct a 15,625 square foot building (the Building) in Hereford, Texas. The Building was completed in October 2005. Effective October 1, 2005, the Company entered into a Lease with two individuals who are residents of the State of Texas. Pursuant to the Lease, the Company leases the premises located in a building, which contains approximately 15,625 rentable square feet, in Hereford, Texas. The Lease has an initial term of five (5) years, ending on September 30, 2010. The Company also has the option to renew the initial term of the Lease for two successive three year periods by providing the landlord notice of its election to renew thirty days prior to the commencement of such renewal term. The Company intends to use the premises for storing and warehousing veterinary products.

Management believes that our existing facilities are and will be adequate for the conduct of our business during the next fiscal year.

## LEGAL PROCEEDINGS

The Company is not currently a party to any material pending legal proceedings and has not been informed of any claims that could have a material adverse effect on its financial position or results of operations.

## SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the quarter ended July 31, 2005.

## MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

There is no established public trading market for the Company's common stock. Ownership of the Company's stock is limited to licensed, practicing veterinarians or any lawful form of business entity established to deliver veterinary services and/or products in which all medical decisions are made by licensed veterinarians (such as a partnership or corporation). Each veterinarian shareholder is limited to ownership of one share of stock, which is purchased at the fixed price of $3,000. The share of stock may not be sold, assigned, or otherwise transferred, except back to the Company at the same $3,000 price. On September 30, 2005, there were 2,014 record holders of the Company's common stock.

Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock other than redemption by the Company set forth in the Articles of Incorporation and Bylaws. The Company does not have any preferred stock authorized and has not issued any stock options, stock option plans, warrants, or other outstanding rights or entitlements to common stock.

The Company has never declared or paid any cash dividends on the common stock. The Company intends to retain any future earnings for funding growth of the Company's business and therefore does not currently anticipate paying cash dividends in the foreseeable future. The Company has not sold any common stock which was not registered under the Securities Act of 1933, as amended within the past three fiscal years ended July 31, 2005.

During the fiscal year ended July 31, 2005, the Company (including its "affiliated purchasers") repurchased 30 shares of its common stock as set forth in the following table:

Purchases of Equity Securities by the Company and Affiliated Purchasers:[1]

| Period | Total Number of Shares Purchased | Average Price Paid Per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[2] | Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs[3] |
|---|---|---|---|---|
| August 1 - August 31, 2004 | 7 | $3,000 | - | 1,952 |
| September 1 - September 30, 2004 | 4 | $3,000 | - | 1,952 |
| October 1 - October 31, 2004 | 2 | $3,000 | - | 1,954 |
| November 1 - November 30, 2004 | 4 | $3,000 | - | 1,955 |
| December 1 - December 31, 2004 | 0 | -- | - | 1,971 |
| January 1 - January 31, 2005 | 0 | -- | - | 1,977 |
| February 1 - February 28, 2005 | 2 | $3,000 | - | 1,981 |
| March 1 - March 31, 2005 | 3 | $3,000 | - | 1,985 |
| April 1 - April 30, 2005 | 2 | $3,000 | - | 1,995 |
| May 1 - May 31, 2005 | 0 | -- | - | 2,003 |
| June 1 - June 30, 2005 | 5 | $3,000 | - | 2,008 |
| July 1 - July 31, 2005 | 1 | $3,000 | - | 2,019 |
| Total: | 30 | $3,000 | - | 2,019 |

(1) The Company's Bylaws require the Company to repurchase stock within ninety (90) days of receiving written notice from a shareholder requesting redemption of his, her, or its stock, and under the Articles of Incorporation, the Company may repurchase shares of any shareholder who is no longer a veterinarian or veterinary clinic or owes money to the Company and fails to make required payments. The redemption amount is the original purchase price of the stock paid by the shareholder. In the event of the death of a shareholder, the Company shall purchase such share within one year of the date of death of the shareholder from the legal representative or from the estate

of the deceased shareholder at the price the deceased shareholder paid for such share of stock. Currently, the price of each share is fixed at $3,000 as provided in the Articles of Incorporation. There is no expiration date.

(2) Since inception, each shareholder of the Company has been entitled to have his, her, or its share redeemed in accordance with the Articles of Incorporation and Bylaws.

(3) The maximum number of shares that may be purchased by the Company varies from time to time due to the addition of new shareholders and on-going redemption of shares. Each shareholder of the Company may have his, her, or its share redeemed in accordance with the Articles of Incorporation and Bylaws.

## SELECTED FINANCIAL DATA

The following table presents selected financial data for the Company for each of the five years ended July 31, 2005. The historical selected financial data are derived from the Company's Financial Statements included elsewhere in this report and should be read in conjunction with those financial statements and notes thereto. See Note 14 to the 2005 Consolidated Financial Statements for a discussion on the Company's recent restatement of its financial statements. All amounts are in thousands except per share data.

| | 2001 (Restated) | 2002 (Restated) | 2003 (Restated) | 2004 (Restated) | 2005 |
|---|---|---|---|---|---|
| Net sales and other revenues | 197,523 | 239,922 | 298,919 | 335,421 | 387,249 |
| Operating income | 1,320 | 2,143 | 5,177 | 5,292 | 4,610 |
| Net income | 387 | 1,109 | 3,214 | 2,978 | 2,536 |
| Income per share: | | | | | |
| Operating income | 912.08 | 1,386.42 | 2,987.10 | 4,421.11 | 3,677.01 |
| Net Income | 267.58 | 717.14 | 1,854.47 | 2,487.77 | 2,022.61 |
| Redeemable common shares outstanding used in the calculation | 1,447 | 1,546 | 1,733 | 1,197 | 1,254 |
| Total assets | 50,737 | 68,634 | 84,402 | 84,751 | 85,266 |
| Total long-term obligations | 5,565 | 5,076 | 7,972 | 5,982 | 5,109 |
| Total number of shares subject to mandatory redemption[1] | -- | -- | -- | 716 | 731 |
| Total number of redeemable common shares[1] | 1,534 | 1,544 | 1,845 | 1,236 | 1,288 |

(1) For additional information on the Company's shares, see Note 6 to the 2005 Consolidated Financial Statements.

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the consolidated financial statements and accompanying notes that are included in this annual report.

### Forward-Looking Statements

*This Annual Report contains forward-looking statements. Forward-looking statements are contained principally in the sections entitled "Business," "Risk Factors That May Affect Future Results" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:*

- *the current economic environment affecting the Company and the markets it serves;*
- *sources of revenues and anticipated revenues, including the contribution from the growth of new products and markets;*
- *estimates regarding the Company's capital requirements and its need for additional financing;*
- *the Company's ability to attract customers and the market acceptance of its products;*
- *our ability to establish relationships with suppliers of products;*
- *plans for future products and services and for enhancements of existing products and services.*

*In some cases, you can identify forward-looking statements by terms such as "may," "intend," "might," "will," "should," "could," "would," "expect," "believe," "estimate," "predict," "potential," or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these statements. We discuss many of these risks in this Annual Report in greater detail under the heading "Risk Factors That May Affect Future Results". Also, these statements represent our estimates and assumptions only as of the date of this Annual Report, and we undertake no obligation to publicly update or revise these forward-looking statements.*

### Restatement of Previously Reported Financial Statements

Subsequent to the issuance of the Company's consolidated financial statements for the year ended July 31, 2004, a review by the SEC initiated discussions among the Company, its external auditor, and the SEC relating to accounting treatment of the Company's common stock. Based on those discussions, management concluded that for accounting purposes, the Company's common stock that was then classified as permanent equity be reclassified as temporary equity on its balance sheet in accordance with generally accepted accounting principles. For additional information on the restatement, see Note 14 to the Company's Consolidated Financial Statements.

### *Note on Common Stock*

All references to "common stock" herein include both Shares Subject to Mandatory Redemption and Redeemable Common Stock as described in the Company's financial statements unless otherwise noted. For additional information on the Company's shares, see Note 6 to the Company's Consolidated Financial Statements.

## Overview

Professional Veterinary Products, Ltd. provides distribution services of animal health and companion animal products through three business segments: Wholesale Distribution, Logistics Services, and Direct Customer Services. The Wholesale Distribution segment is a wholesaler of animal health products. The Logistics Services segment provides logistics and distribution service operations for vendors of animal health products and business to business type transactions. The Direct Customer Services segment is a supplier of animal health products to the producer or consumer.

The Company's Wholesale Distribution segment comprises the majority of its operations, representing approximately 90% of consolidated net sales and other revenue in fiscal 2005. Revenues are primarily earned by effectively distributing products to veterinarians or veterinary practices. The main factor that impacts net sales is the Company's ability to offer a broad product line through excellent and knowledgeable customer service.

The Company's revenues have increased from $63.5 million in fiscal year 1995 to $387.2 million in fiscal year 2005. Initially, the Company distributed its products predominately to existing shareholders but over time has increased its sales to non-shareholders. In fiscal year 2005, net sales and other revenue to non-shareholders totaled $86.7 million or 22% of total net sales and other revenue.

We expect the trend of increases in sales to continue as we continue to increase the number and type of customer accounts. We will continue our strategy of supporting the food producing animal veterinarian with a broad range of products and value-added services. However, sales in the food producing animal sector are subject to very low margins. In view of the increasing maturity of the food producing animal market, the Company must continue to look for future growth in the companion animal sector. The changing trends of veterinary medicine has resulted in a gradual shift toward the sale of more "companion animal" products which products account for nearly 52% of the Company's revenues in fiscal year 2005.

The Company also differentiates itself from its competitors by providing annual performance rebates to its shareholders. In fiscal 2004, the performance rebates were approximately $5.3 million. During the first three quarters of 2005, management expected the performance rebates paid to shareholders to be lower than amounts historically paid to them. However, during the fourth quarter, the rebates materialized and will be comparable to the prior year or $5.2 million for fiscal 2005. The fourth quarter increase in rebates resulted from sales performance incentives earned by the Company.

Historically, companion animal product related transactions have enjoyed higher margins than sales of food producing animal products. We believe that as competition increases in the companion animal sector it is likely that margins will begin to erode. We also believe that there is likely to be consolidation of the many small privately owned veterinary clinics, which will result in an increasing number of larger veterinary practice business units. As a result, the larger veterinary practices will have increased purchasing leverage and will negotiate for lower product costs which will reduce margins at the distribution level and impact Company revenue and net income.

## Current Assets

Current assets increased by $291 thousand to $70.7 million for fiscal year 2005 compared to $70.4 million for the previous year. This increase was primarily due to an increase in accounts receivable and other current assets which were partially offset by a decrease in cash and inventories.

## Current Liabilities

Current liabilities decreased by $1.2 million to $60.8 million for fiscal year 2005 compared to $62.0 million for the previous year. This decrease was primarily due to a decrease in the note payable due to U.S. Bank which was partially offset by an increase in accounts payable and other current liabilities.

**Results of Operations**

The following discussion is based on the historical results of operations for fiscal 2005, 2004 and 2003.

Summary Consolidated Results of Operations Table

| | July 31, 2005 | July 31, 2004 (Restated) | July 31, 2003 (Restated) |
|---|---|---|---|
| | | (In Thousands) | |
| Net sales and other revenue | $ 387,249 | $ 335,421 | $ 298,919 |
| Cost of sales | 349,375 | 301,393 | 268,008 |
| Gross profit | 37,874 | 34,028 | 30,911 |
| Operating, general and administrative expenses | 33,264 | 28,736 | 25,734 |
| Operating income | 4,610 | 5,292 | 5,177 |
| Interest expense, net | (680) | (678) | (308) |
| Other income (expense) | 98 | 113 | 119 |
| Income before taxes | 4,028 | 4,727 | 4,988 |
| Income tax expense | 1,492 | 1,749 | 1,774 |
| Net income | $ 2,536 | $ 2,978 | $ 3,214 |
| Beginning retained earnings | 9,195 | 6,217 | 3,003 |
| Ending retained earnings | $ 11,731 | $ 9,195 | $ 6,217 |

Net sales and other revenue were $387.2 million in 2005, $335.4 million in 2004 and $298.9 million in 2003. The increase in net sales and other revenue in 2005 over 2004 resulted primarily from an increase in sales to new customers of $23.0 million and an increase in sales to existing customers of $28.8 million in the animal health industry. The increase in net sales and other revenue in 2004 over 2003 resulted primarily of sales to new customers of $42.5 million despite a slight decrease in sales to existing customers of $6.0 million in the animal health industry.

Gross profit was $37.9 million in 2005, $34.0 million in 2004 and $30.9 million in 2003. The increase in gross profit in 2005 over 2004 resulted primarily from increased net sales and other revenue while cost of sales remained constant as a percentage of net sales and other revenue. Cost of sales increased due to an increase of freight expense of $.7 million and an increase of sales performance incentives of $2.8 million. The increase in gross profit in 2004 over 2003 resulted primarily from increased net sales and other revenue while cost of sales remained constant as a percentage of net sales and other revenue. Cost of sales increased due to additional freight expense of $.8 million.

Operating, general and administrative expenses were $33.3 million in 2005, $28.7 million in 2004 and $25.7 million in 2003. The increase in operating, general and administrative expenses in 2005 over 2004 resulted primarily from an increase in payroll, payroll taxes, and employee benefits of $2.0 million and an increase in other operating, general and administrative expenses of $2.5 million to support the increase in revenue. The increase in operating, general and administrative expenses in 2004 over 2003 resulted primarily from an increase in payroll, payroll taxes, and employee benefits of $1.6 million and an increase in other operating, general and administrative expenses of $1.4 million to support the increase in revenue.

Operating income was $4.6 million in 2005, $5.3 million in 2004 and $5.2 million in 2003. The decrease in operating income in 2005 over 2004 resulted primarily from an increase in cost of sales of $48.0 million and an increase in operating, general and administrative expenses of $4.5 million. Offsetting this decrease was an increase in net sales and other revenue of $51.8 million to customers in the animal health industry. The increase in operating income in 2004 over 2003 resulted primarily from an increase in net sales and other revenue of $36.5 million to customers in the animal health industry. Offsetting this increase was an increase in cost of sales of $33.4 million and an increase in operating, general and administrative expenses of $3.0 million.

The Company's other income and interest (expense) was $(582) thousand in 2005, $(565) thousand in 2004 and $(189) thousand in 2003. The increase in the Company's other income and interest (expense) in 2005 over 2004 resulted primarily from an increase in interest expense of $84 thousand, which was due principally on outstanding debt and a decrease in equity earnings of unconsolidated affiliate of $53 thousand. Partially offsetting this increase was an increase in the finance charges on past due accounts receivable of $82 thousand and an increase to other income primarily attributable to assets sold of $38 thousand. The increase in the Company's other income and interest (expense) in 2004 over 2003 resulted primarily from a decrease in interest income and additional interest expense of $74 thousand due principally on outstanding debt. The decrease in interest income resulted from a decrease in the finance charges on past due accounts receivable of $296 thousand.

**Contractual Obligations and Commitments**

The Company's contractual obligations (in thousands) at July 31, 2005 mature as follows:

| | PAYMENTS DUE BY PERIOD | | | | |
|---|---|---|---|---|---|
| | **Total** | **Less than 1 Year** | **1-3 Years** | **3-5 Years** | **More than 5 Years** |
| Loans payable to banks | $2,721 | $2,721 | $ - | $ - | - |
| Capital lease commitments | 263 | 137 | 126 | - | - |
| Operating lease commitments | 759 | 38 | 696 | 25 | - |
| Long-term debt obligations (including current portion)[1] | 5,916 | 933 | 1,994 | 2,989 | - |
| Total contractual obligations[2] | $9,659 | $3,829 | $2,816 | $3,014 | - |

(1) Interest payments due on long-term debt for less than 1 year are $374, 1-3 years are $567, 3-5 years are $199, and after 5 years are $0.

(2) See Note 8 of the Consolidated Financial Statements for additional information.

In addition, the Company's Bylaws require the Company to repurchase stock within ninety (90) days of receiving written notice from a shareholder requesting redemption of his, her, or its stock or within one year following the date of death. The redemption amount is the original purchase price of the stock paid by the shareholder. The Company was contingently liable for $6.0 million as of July 31, 2005.

**Operating Segments**

The Company has three reportable segments: Wholesale Distribution, Logistics Services, and Direct Customer Services. The Wholesale Distribution segment is a wholesaler of animal health products. This segment distributes products primarily to licensed veterinarians or business entities comprised of licensed veterinarians.

The Logistics Services segment provides logistics and distribution service operations for vendors of animal health products and business to business type transactions. The Logistic Services segment distributes products primarily to other animal health companies.

The Direct Customer Services segment is a supplier of animal health products to the producer or consumer. Animal health products are shipped to locations closer to the final destination. The segment's trucking operations transport the products directly to the producer or consumer.

The Company's reportable segments are strategic business units that serve different types of customers in the animal health industry. The separate financial information of each segment is presented consistent with the way results are regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. See Note 13 of the Company's 2005 Consolidated Financial Statements for additional quantitative segment information.

The following table summarizes the Company's operations by business segment:

| | Year Ended | | |
|---|---|---|---|
| | July 31, 2005 | July 31, 2004<br>(in thousands) | July 31, 2003 |
| **NET SALES AND OTHER REVENUE** | | | |
| Wholesale Distribution | $386,073 | $333,290 | $297,007 |
| Logistics Services | 1,930 | 1,246 | 2,076 |
| Direct Customer Services | 42,926 | 31,479 | 24,223 |
| Eliminations | (43,680) | (30,594) | (24,387) |
| **Consolidated Total** | **$387,249** | **$335,421** | **$298,919** |
| **COST OF SALES** | | | |
| Wholesale Distribution | 352,980 | 303,248 | 269,582 |
| Logistics Services | 1,877 | 1,190 | 1,955 |
| Direct Customer Services | 37,432 | 27,325 | 20,842 |
| Eliminations | (42,914) | (30,370) | (24,371) |
| **Consolidated Total** | **$349,375** | **$301,393** | **$268,008** |
| **OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES** | | | |
| Wholesale Distribution | 28,420 | 24,692 | 22,245 |
| Logistics Services | 1 | - | 1 |
| Direct Customer Services | 4,843 | 4,044 | 3,488 |
| Eliminations | - | - | - |
| **Consolidated Total** | **$33,264** | **$28,736** | **$25,734** |
| **BUSINESS SEGMENT ASSETS** | | | |
| Wholesale Distribution | $84,574 | $84,128 | $83,842 |
| Logistics Services | 300 | 248 | 192 |
| Direct Customer Services | 10,131 | 666 | 394 |
| Eliminations | (9,739) | (291) | (26) |
| **Consolidated Total** | **$85,266** | **$84,751** | **$84,402** |

*Wholesale Distribution*

Net sales and other revenue for our wholesale distribution segment were $386.1 million in 2005, $333.3 million in 2004 and $297.0 million in 2003. The increase in net sales and other revenue in 2005 over 2004 resulted primarily from an increase in sales to customers in the animal health industry of $53.6 million and an increase in equity earnings from consolidated affiliates of $.5 million. Partially offsetting this increase was an increase in sales returns of $1.3 million. The increase in net sales and other revenue in 2004 over 2003 resulted primarily from an increase in sales to customers in the animal health industry of $36.1 million and an increase in equity earnings from consolidated affiliates of $.2 million.

Gross profit for our wholesale distribution segment was $33.1 million in 2005, $30.0 million in 2004 and $27.4 million in 2003. The increase in gross profit in 2005 over 2004 resulted primarily from an increase in net sales and other revenue of $52.8 million. This increase was offset primarily due to an increase in cost of sales of $49.7 million, which increased due to an increase in freight expense of $.5 million and an increase of sales performance incentives earned by this business segment for $1.8 million. The increase in gross profit in 2004 over 2003 resulted primarily from an increase in net sales and other revenue of $36.3 million. This increase was offset primarily due to an increase in cost of sales of $33.7 million. Cost of sales included an increase of freight expense of $.6 million and a decrease of sales performance incentives earned by this business segment for $.6 million

Operating, general and administrative expenses for our wholesale distribution segment were $28.4 million in 2005, $24.7 million in 2004 and $22.2 million in 2003. The increase in operating, general and administrative expenses in 2005 over 2004 resulted primarily from an increase of payroll, payroll taxes, and employee benefits of $1.4 million and an increase of $2.3 million in other operating, general and administrative expenses to support the increase in revenue. The increase in operating, general and administrative expenses in 2004 over 2003 resulted primarily from an increase of payroll, payroll taxes, and employee benefits of $1.1 million and an increase of $1.4 million in other operating, general and administrative expenses to support the increase in revenue.

Operating income for our wholesale distribution segment was $4.7 million in 2005, $5.3 million in 2004 and $5.2 million in 2003. The decrease in operating income in 2005 over 2004 resulted primarily from an increase in cost of sales of $49.7 million and an increase in operating, general and administrative expenses of $3.7 million to support the increased revenue. Partially offsetting this decrease was an increase of net sales and other revenue of $52.8 million. The increase in operating income in 2004 over 2003 resulted primarily from an increase of net sales and other revenue of $36.3 million. Offsetting this increase was an increase in cost of sales of $33.7 million and an increase in operating, general and administrative expenses of $2.5 million to support the increased revenue.

Assets increased by $446 thousand to $84.6 million for fiscal year 2005 compared to $84.1 million for the previous year. This increase was primarily due to an increase in accounts receivable and other assets which were partially offset by a decrease in cash and inventories.

*Logistics Services*

Net sales and other revenue for our logistic services segment were $1.9 million in 2005, $1.2 million in 2004 and $2.1 million in 2003. The increase in net sales and other revenue in 2005 over 2004 resulted primarily from an increase of $.8 million in sales to other animal health wholesalers. Partially offsetting this increase was an increase in sales returns of $.1 million. The decrease in net sales and other revenue in 2004 over 2003 resulted primarily from a decrease of $.9 million in sales to other animal health wholesalers.

Gross profit for our logistic services segment was $53 thousand in 2005, $56 thousand in 2004 and $121 thousand in 2003. The decrease in gross profit in 2005 over 2004 resulted primarily due to increased cost of sales of $687 thousand. Offsetting this decrease was an increase in net sales and other revenue of $684 thousand. The decrease in gross profit in 2004 over 2003 resulted primarily from decreased net sales and other revenue of $830 thousand. Offsetting the decrease in gross profit was a decrease in cost of sales of $765 thousand. Cost of sales included an increase of sales performance incentives for $23 thousand earned by this business segment.

Operating, general and administrative expenses for our logistic services segment were $1 thousand in 2005, $0 in 2004, and $1 thousand in 2003. The increase in operating, general and administrative expenses in 2005 over 2004 resulted primarily from an increase in sales to other animal health wholesalers. The decrease in operating, general and administrative expenses in 2004 over 2003 resulted primarily from a decrease in sales to other animal health wholesalers.

Operating income for our logistic services segment was $52 thousand in 2005, $56 thousand in 2004 and $120 thousand in 2003. The decrease in operating income in 2005 over 2004 resulted primarily from an increase in cost of sales of $687 thousand and an increase in operating, general and administrative expenses of $1 thousand. Offsetting this decrease was increase in net sales and other revenue of $684 thousand. The decrease in operating income in 2004 over 2003 resulted primarily from a decrease in net sales and other revenue of $830 thousand. Partially offsetting this decrease was a decrease in cost of sales of $765 thousand and a decrease in operating, general and administrative expenses of $1 thousand.

Assets decreased by $52 thousand to $300 thousand for fiscal year 2005 compared to $248 thousand for the previous year. This decrease was primarily due to a decrease in accounts receivable.

*Direct Customer Services*

Net sales and other revenue for our direct customer services segment were $43.0 million in 2005, $31.5 million in 2004 and $24.2 million in 2003. The increase in net sales and other revenue in 2005 over 2004 resulted primarily from an increase in sales of $11.7 million to producers in the animal health industry. Partially offsetting this increase was an increase in sales returns of $.4 million from producers in the animal health industry. The increase in net sales and other revenue in 2004 over 2003 resulted primarily from an increase in sales of $7.3 million to producers in the animal health industry.

Gross profit for our direct customer services segment was $5.5 million in 2005, $4.2 million in 2004 and $3.4 million in 2003. The increase in gross profit in 2005 over 2004 resulted primarily from an increase in net sales and other revenue of $11.5. Partially offsetting this increase was an increase in cost of sales of $10.1 million. Cost of sales included an increase of freight expense of $.2 million and an increase of sales performance incentives of $1.2 million earned by this business segment. The increase in gross profit from 2004 over 2003 was resulted primarily due to increased net sales and other revenue of $7.3 million. Partially offsetting this increase was an increase in cost of sales of $6.5 million. Cost of sales included an increase of freight expense of $.2 million and an increase of sales performance incentives of $.5 million earned by this business segment.

Operating, general and administrative expenses for our direct customer services segment were $4.8 million in 2005, $4.0 million in 2004 and $3.5 million in 2003. The increase in operating, general and administrative expenses in 2005 over 2004 resulted primarily from an increase in payroll, payroll taxes, and employee benefits of $.6 million and an increase of $.2 million in other operating, general and administrative expenses in order to support the increase in revenue. The increase in operating, general and administrative expenses in 2004 over 2003 resulted primarily from increase in payroll, payroll taxes, and employee benefits of $.5 million to support the increase in revenue.

Operating income (loss) for our direct customer services segment was $.7 million in 2005, $.2 million in 2004, and $(.1) million in 2003. The increase in operating income in 2005 over 2004 resulted primarily from increased net sales and other revenue of $11.5 million. Offsetting this increase was an increase of cost of sales of $10.1 million and an increase in operating, general and administrative expenses of $.8 million. The increase in operating income in 2004 over 2003 resulted primarily from increased net sales and other revenue of $7.3 million. Offsetting this increase was an increase of cost of sales of $6.5 million and an increase in operating, general and administrative expenses of $.5 million.

Assets increased by $9.5 million to $10.1 million for fiscal year 2005 compared to $666 thousand for the previous year. This increase was primarily due to an increase in accounts receivable.

**Seasonality in Operating Results**

The Company's quarterly sales and operating results have varied in the past and will likely continue to do so in the future. Historically, the Company's sales are seasonal with peak sales in the spring and fall. The cyclical nature is directly tied to the significant amount of business the Company does in the livestock sector. Product use cycles are directly related to certain medical procedures performed by veterinarians on livestock during the spring and fall.

In the last few years the Company has been selling more companion animal related products. These products tend to have a different seasonal nature which minimally overlaps the livestock business cycles. The net result is a reduction of the cyclical seasonal nature of the business. Minimizing the cyclical nature of the Company's business has allowed for more efficient utilization of all resources.

**Liquidity and Capital Resources**

The Company expends capital primarily to fund day-to-day operations and expand those operations to accommodate sales growth. It is necessary for the Company to expend necessary funds to maintain significant inventory levels in order to fulfill its commitment to its customers. Historically, the Company has financed its cash requirements primarily from short term bank borrowings and cash from operations. At July 31, 2005, there were no additional material commitments for capital expenditures other than as noted below.

The Company also has expended significant funds in the lease and purchase of its facilities. The Company leases a total of 87,500 square feet from Kinsley Equities II Limited Partnership for warehouse space in York, Pennsylvania. For additional information, see the section "Properties".

In October 2002, the Company purchased 10 acres of land adjacent to the current corporate facility in Omaha, Nebraska for approximately $808 thousand in order to provide the Company with land available for future expansion of its Omaha facility. In addition to the purchase of the additional 10 acres in Omaha, the Company made significant capital investments in equipment and furniture, including the purchase of office furniture, computer software, warehouse and computer equipment. The Company purchased some of the equipment in February 2003 by using a capital lease in the amount of $343,075, with interest at 4.58% and monthly payments of $10,218 through February 2006.

In May 2003, the Company and U.S. Bank mutually agreed to amend and restate the Company's Revolving Credit Agreement and established a revolving line of credit facility and a term loan facility. The Company's subsidiaries, ProConn, LLC and Exact Logistics, LLC also were named as borrowers. As part of this amendment and restatement, the Company, its subsidiaries, and U.S. Bank entered into an Amended and Restated Loan Agreement and the Company converted $4,000,000 of the Company's then current obligations under the original Revolving Credit Agreement into a term loan and into a Term Promissory Note in the same amount, which accrues interest at a fixed rate of 5.77% per annum. The Company, ProConn and Exact Logistics are jointly and severally liable for the obligations under the Term Promissory Note, which matures June 1, 2008. Currently, the Term Promissory Note is payable in 59 installments of principal and interest in the amount of $76,904 which are payable monthly through May 1, 2008. As of June 1, 2008, all unpaid principal and interest will be due. The Company may not prepay the Term Promissory Note without the prior written consent of U.S. Bank and the payment of a prepayment fee based on the net present value of the amount of principal to be prepaid. As of July 31, 2005, the Company had $2,492,003 outstanding on the Term Promissory Note.

On December 28, 2004, the Company, ProConn, Exact Logistics and U.S. Bank entered into a Second Amendment to the Amended and Restated Loan Agreement whereby U.S. Bank agreed to increase the Company's revolving line of credit from $25,000,000 to $40,000,000 and the Company agreed to amend its financial covenants under the Amended and Restated Loan Agreement. The increased revolving line of credit is evidenced by a Revolving Promissory Note for $40,000,000 among U.S. Bank, the Company, ProConn and Exact Logistics. The Company, ProConn and Exact Logistics are jointly and severally liable for the obligations under the Revolving Promissory Note, which matures on January 1, 2008. The actual principal amount outstanding varies as the Company borrows and repays its obligations throughout the term of the loan. Advances made under the Revolving Promissory Note accrue interest at a variable rate, subject to change each fiscal quarter, equal to the LIBOR Rate plus a percentage based on the Company's leverage ratio. As of July 31, 2005, the variable interest rate at which the Revolving Promissory Note accrued interest was 5.67% and the Company had approximately $2.7 million outstanding thereunder.

Both the Term Promissory Note and the Revolving Promissory Note are secured by a first mortgage held by U.S. Bank on the Company's Omaha facility as well as a first security interest on all of the Company's accounts receivable, inventory, chattel paper, equipment, instruments, investment property, deposit accounts, documents, letter of credit rights, fixtures, personal property and general intangibles. The Amended and Restated Loan Agreement imposes a number of conditions which must be met by the Company, ProConn and Exact Logistics on an on-going basis prior to the U.S. Bank's disbursement of loan funds under the Revolving Promissory Note, including, without limitation, meeting certain financial covenants and providing the Bank with annual audited financial statements and monthly interim financial statements. Failure to comply with these conditions will result in a default under the Amended and Restated Loan Agreement, Revolving Promissory Note and Term Promissory Note which permits U.S. Bank to accelerate the payment of the outstanding principal and accrued interest under both notes.

In April 2005, the Company signed a lease agreement with U.S. Bancorp Equipment Finance for voice picking equipment to be used in Omaha, Nebraska and York, Pennsylvania facilities. The initial amount of the lease is in the amount of $207,996, with interest at 6.19% and monthly payments of $6,346 through April 2008.

In February 2005, the Company entered into a written understanding to construct a 15,625 square foot building (the Building) in Hereford, Texas. The Building was completed in October 2005. Effective October 1, 2005, the Company entered into a Lease with two individuals who are both residents of the State of Texas. Pursuant to the Lease, the Company leases the premises located in a building, which contains approximately 15,625 rentable square feet, in Hereford, Texas. The Lease has an initial term of five (5) years, ending on September 30, 2010. The Company also has the option to renew the initial term of the Lease for two successive three year periods by providing the landlord notice of its election to renew thirty days prior to the commencement of such renewal term. The Company intends to use the premises for storing and warehousing veterinary products. The initial amount of the lease is in the amount of $54,687.60 per month.

In addition, the Company's Bylaws require the Company to repurchase stock within ninety (90) days of receiving written notice from a shareholder requesting redemption of their stock or within one year following the date of death. The redemption amount is the original purchase price of the stock paid by the shareholder subject to adequate resources being available. The Company's Articles of Incorporation prohibit shareholders from selling, assigning or otherwise transferring their common stock to any person or entity, other than to the Company. The Company was contingently liable for $6.0 million as of July 31, 2005.

*Operating Activities.* For the fiscal year ending July 31, 2003, net cash consumed by operating activities of $1.9 million was primarily attributable to an increase of $7.2 million in accounts receivable and $1.8 million in inventories. These were partially offset by an increase of $1.5 million in accounts payable. For the fiscal year ending July 31, 2004, net cash provided by operating activities of $121 thousand was primarily attributable to decreases of $1.5 million in accounts receivable and $1.1 million in accounts payable. These were partially offset by an increase of $1.9 million in inventories. For the fiscal year ending July 31, 2005, net cash provided by operating activities of $9.8 million was primarily attributable to an increase of $6.4 million in accounts receivable and $6.3 million in accounts payable. These were partially offset by a decrease of $6 million in inventories.

*Investing Activities.* Net cash consumed by investing activities of $2.5 million in fiscal year ending July 31, 2003 was primarily attributable to investments in land, equipment, including the purchase of office, warehouse and computer equipment. Net cash consumed by investing activities of $1.4 million in fiscal year ending July 31, 2004 was primarily attributable to investments in equipment, including the purchase of office, warehouse and computer equipment. Net cash consumed by investing activities of $1.2 million in fiscal year ending July 31, 2005 was primarily attributable to investments in equipment, including the purchase of office, warehouse and computer equipment.

*Financing Activities.* In the fiscal year ending July 31, 2003, net cash provided by financing activities of $7.4 million was primarily attributable to an increase of $6.6 million in loan proceeds, and $797 thousand from net proceeds from issuance of redeemable common stock. In the fiscal year ending July 31, 2004, net cash consumed by financing activities of $544 thousand was primarily attributable to a decrease of $944 thousand in loan proceeds, and $400 thousand from net proceeds from the issuance of shares subject to mandatory redemption and the issuance of redeemable common stock. In the fiscal year ending July 31, 2005, net cash consumed by financing activities of $9.0 million was primarily attributable to a decrease of $9.3 million in loan proceeds and capital lease obligations, and $.2 million from net proceeds from the issuance of shares subject to mandatory redemption and the issuance of redeemable common stock.

**Inflation**

Most of our operating expenses are inflation-sensitive with inflation generally producing increased costs of operations. During the past three years, the most significant effects of inflation have been on employee wages and costs of products. We historically have limited the effects of inflation through certain cost control efforts.

**Off-Balance Sheet Arrangements**

At July 31, 2005, the Company did not have any off-balance sheet arrangements.

**Critical Accounting Policies**

The Securities and Exchange Commission ("SEC") issued disclosure guidance for "critical accounting policies". The SEC defines "critical accounting policies" as those that require application of management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

The Company's significant accounting policies are described in Note 2 to the Consolidated Financial Statements. Not all of these significant accounting policies require management to make difficult, subjective or complex judgments or estimates. However, management of the Company is required to make certain estimates and assumptions during the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. These estimates and assumptions impact the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period they are determined to be necessary. Actual results could differ from those estimates. Following are some of the Company's critical accounting policies impacted by judgments, assumptions and estimates.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Revenue Recognition

The Company derives its revenue primarily from the sale of products, consignment sales and agency agreements. Revenues are recognized as product is received by the customer and related services are performed in accordance with all applicable revenue recognition criteria. For these transactions, the Company applies the provisions of SEC Staff Accounting Bulletin No. 101, "Revenue Recognition." The revenue from "buy/sell" and consignment transactions are recorded at gross. Agency sales are transactions presented on a net basis. The Company recognizes revenue when there is persuasive evidence of an arrangement, title and risk of loss have passed, delivery has occurred or the contractual obligations are met, the sales price is fixed or determinable and collection of the related receivable is reasonably assured.

Inventories

Inventories consist substantially of finished goods held for resale and are valued at the lower of cost or market, not in excess of net realizable value. Cost is determined primarily by the weighted average cost method.

Major Customer, Major Suppliers and Credit Concentrations

Other financial instruments, which potentially subject the Company to concentrations of credit risk, are trade accounts receivable and trade payables. One customer comprised a significant individual receivable consisting of 11.1% of the Company's receivables at July 31, 2005. One customer comprised a significant individual receivable consisting of 11.3% of the Company's receivables at July 31, 2004. Two vendors comprised 29.5% and 13.1% of all purchases for fiscal year 2005. Two vendors comprised 31.1% and 12.9%, respectively, of all of the Company's purchases for fiscal year 2004.

Income Taxes

The Company provides for income taxes using the asset and liability method under which deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences and carry-forwards that result from events that have been recognized either in the financial statements or the income tax returns, but not both. The measurement of current and deferred income tax liabilities and assets is based on provisions of enacted laws. Valuation allowances are recognized if, based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized. For further discussion, see Note 7 to the Consolidated Financial Statements.

Goodwill and Other Intangible Assets

Beginning August 1, 2002, all goodwill amortization ceased in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 required the Company to evaluate its existing intangible assets and goodwill that were acquired in prior business purchase combinations, and to make any necessary reclassifications in order to conform to the new criteria in SFAS No. 141 for recognition apart from goodwill. The Company then had up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and the liabilities in a manner similar to a purchase price allocation in accordance with SFAS No. 141, to its carrying amount, both of which would be measured as of the date of adoption. The Company's policy is to perform its annual impairment testing for all reporting units as of the fourth quarter of each fiscal year. For further discussion of the Company's adoption of SFAS No. 142, see Note 12 to the consolidated financial statements.

Other identifiable intangible assets consist of the Company trademark and loan origination fees. Trademarks have an indefinite life and therefore are not amortized. Loan origination fees constitute the Company's identifiable intangible asset subject to amortization. Amortization of the loan origination fees is computed on a straight-line basis over the term of the related note. Amortization expense for the years ended July 31, 2005, 2004, and 2003 is included in interest expense on the Consolidated Statements of Income and Retained Earnings.

**New Accounting Pronouncements**

In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 151, *Inventory Costs – an amendment of ARB No. 43, Chapter 4.* SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. SFAS No. 151 requires that abnormal amounts be recognized as current period charges regardless of whether they meet the criterion of "so abnormal." In addition, SFAS No. 151 requires that allocation of fixed production overhead to the cost of conversion be based on the normal capacity of the production facilities. This standard does not effect the Company's financial position, cash flows or results of operations.

In May 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections.* SFAS No. 154 replaces FASB Statement No. 3, *Reporting Accounting Changes in Interim Financial Statements*, and replaces APB Opinion No. 20, *Accounting Changes*. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company adopted SFAS No. 154 beginning in fourth quarter of fiscal 2005. This standard does not effect the Company's financial position, cash flows or results of operations.

**Risk Factors That May Affect Future Results**

The risks and uncertainties described below are not the only risks and uncertainties the Company faces. Additional risks and uncertainties not presently known to the Company or that are currently deemed immaterial may also impair its business operations in a material way. If any of the following risks actually occur, the Company's business, financial condition or results of operations may suffer.

**Our Operating Results May Fluctuate Due to Factors Outside of Management's Control**

The Company's operating results may significantly fluctuate, and you should not rely on them as an indication of the Company's future results. Future revenues and results of operations may significantly fluctuate due to a combination of factors, many of which are outside of management's control. The most notable of these factors include:

- vendor rebates;
- seasonality;
- the impact of economic factors on the national veterinary practices;
- the timing and effectiveness of marketing programs offered by our vendors;
- the timing of the introduction of new products and services;
- the timing and effectiveness of capital expenditures;
- changes in manufacturer contracts; and
- competition.

Any of the factors could adversely impact our results of operations and financial condition. The Company may be unable to reduce operating expenses quickly enough to offset any unexpected revenue shortfall. If the Company has a shortfall in revenue without a corresponding reduction to its expenses, operating results may suffer. The Company's operating results for any particular quarter may not be indicative of future operating results. You should not rely on quarter-to-quarter comparisons of results of operations as an indication of the Company's future performance.

**Failure to Manage Growth Could Impair Our Business**

Our business has grown rapidly. Our revenues increased from $63.5 million in fiscal 1995 to $387.2 million in fiscal 2005. During that same period we significantly expanded our operations in the United States. Our number of employees increased by approximately 260 individuals during this period.

It may be difficult to manage rapid growth in the future, and our future success depends on our ability to implement and/or maintain:

- Sales and marketing programs;
- Customer support programs;
- Current and new product and service lines;
- Technological support which equals or exceeds our competitors;
- Vendor relationships;
- Recruitment and training of new personnel; and
- Operational and financial control systems.

Our ability to successfully offer products and services and implement our business plan in a rapidly evolving market requires an effective planning and management process. We expect that we will need to continue to improve our financial and managerial controls and reporting systems and procedures and to expand the training of our work force. If we are not able to manage the rapid growth, there is a risk our customer service quality could deteriorate, which may lead to decreased sales or no profitability.

**Loss of Key Personnel Could Harm Our Business**

Our future success depends to a significant extent on the skills, experience and efforts of Company President and Chief Executive Officer, Dr. Lionel Reilly, and key members of his staff. The loss of any or all of these individuals could damage our business. In addition, we must continue to develop and retain a core group of individuals if we are to realize our goal of continued expansion and growth. We cannot assure you that we will be able to do so.

Due to the specialized nature of our products and services, generally, only highly qualified and trained individuals have the necessary skills to market our products and provide our services. We face intense competition for the hiring of these professionals. Any failure on our part to hire, train and retain a sufficient number of qualified professionals would damage our business. We do not generally enter into employment agreements or noncompetition agreements with our employees. However, we have an employment agreement with Dr. Reilly, which automatically renews for successive one year periods unless terminated by either party. For additional information, see "Employment Agreement."

**There is No Market for Our Stock and the Value of the Stock Will Not Increase**

There is no established public trading market for the Company's common stock, and there will be no established public trading market after this offering. Sales are limited to licensed veterinarians and veterinary clinics, and our common stock will not be sold, assigned, or otherwise transferred to anyone other than the Company. The price of each share is fixed at $3,000, or such lesser amount as determined by the Board of Directors in its discretion as provided in our Articles of Incorporation. A share will not increase in value. If a shareholder wishes to redeem his, her or its share, the shareholder must sell it to the Company and will receive only the amount he, she or it paid for the share.

**It is Unlikely We Will Pay Dividends**

We have never declared or paid any cash dividends on our common stock. While our Articles of Incorporation and Bylaws approved by the Company shareholders allow the payment of dividends, we currently intend to retain any future earnings for funding the growth of our business and repayment of existing indebtedness, and therefore, we do not currently anticipate declaring or paying cash dividends on our common stock in the foreseeable future. In addition, our loan agreements restrict us from paying such dividends.

**We Rely on Strategic Relationships to Generate Revenue**

To be successful, we must establish and maintain strategic relationships with leaders in the manufacturing industry. This is critical to our success because we believe that these relationships will enable us to:

- Extend the reach of our distribution and services to the various participants in the veterinary industry;
- Obtain specialized expertise; and
- Generate revenue.

Entering into strategic relationships is complicated because some of our current and future manufacturers are potential strategic partners, and these manufacturers may decide to compete with us in the future. In addition, we may not be able to establish relationships with key participants in the veterinary distribution industry if we have established relationships with competitors of these key participants. Consequently, it is important that we are perceived as independent of any particular customer or partner.

Some of our agreements with manufacturers run for one year. We may not be able to renew our existing agreements on favorable terms or at all. If we lose the right to distribute products under such agreements, we may lose access to certain products and lose a competitive advantage. Potential competitors could sell products from manufacturers that we fail to continue with and erode our market share.

**Performance or Security Problems With Our Systems Could Damage Our Business**

Our information systems are dependent on third party software, global communications providers, telephone systems and other aspects of technology and Internet infrastructure that are susceptible to failure. Though we have implemented redundant systems and security measures, our customer satisfaction and our business could be harmed if we or our suppliers experience any system delays, failures, loss of data, outages, computer viruses, break-ins or similar disruptions. We currently process all customer transactions and data at our facilities in Omaha, Nebraska. Although we have safeguards for emergencies, including, without limitation, sophisticated back-up systems, the occurrence of a major catastrophic event or other system failure at either of our distribution facilities could interrupt data processing or result in the loss of stored data. This may result in the loss of customers or a reduction in demand for our services. Only some of our systems are fully redundant and although we do carry business interruption insurance, it may not be sufficient to compensate us for losses that may occur as a result of system failures. If disruption occurs, our profitability and results of operations may suffer.

**We Face Significant Competition**

The market for veterinary distribution services is intensely competitive, rapidly evolving and subject to rapid technological change. We compete with numerous vendors and distributors based on customer relationships, service and delivery, product selection, price and other capabilities. Some of our competitors have more customers, stronger brand recognition or greater financial resources than we do. Many of our competitors have comparable product lines, technical experience, distribution strategies and financial resources. These organizations may be better known and have more customers. We may be unable to compete successfully against these organizations.

Many of our competitors have distribution strategies that directly compete with us. We have many competitors including Walco International, Inc., Butler Animal Health Supply, LLC, Lextron Animal Health, Inc., MWI Veterinary Supply Co., and J. A. Webster, Inc. d/b/a Webster Veterinary Supply.

In addition, we expect that companies and others specializing in the veterinary products industry will offer competitive products. Some of our large manufacturers/suppliers also may compete with us through direct marketing and sales of their products. Increased competition could result in price reductions, decreased revenue, and lower profit margins; loss of market share; and increased marketing expectations. These and other competitive factors could materially and adversely affect the Company's results of operations.

**You May be Forced to Sell Your Shares Back to the Company, and We May Lack the Funds to Repurchase All of the Shares**

As a shareholder, you may be forced to sell your share of stock back to the Company under certain circumstances. The Company is required to repurchase your share of stock in the event of your death or if you are no longer qualified to own the Company stock. We also have the option to repurchase our stock if a shareholder owes money to us and fails to make payments by the due date. In any of the events occur, the Company will repurchase the share at the price you paid for it.

As a shareholder you are not permitted to sell, assign, or otherwise transfer your share of stock except back to the Company. The shareholder must give the Company written notice of the proposed sale and we will repurchase the share of stock within ninety days of receiving such written notice, at the price the shareholder paid for the share. If substantially all the shareholders wish to sell their shares or no longer become qualified to own the Company stock, we will be required to repurchase a large number of shares, which may divert financial resources that would otherwise be used for operations and business. In addition, if a significant majority of the shareholders want to sell their shares at the same time, there is a risk we would not have enough financial resources to repurchase all outstanding shares within the ninety days or at any time. If we lack adequate funds to repurchase all the shares, you would have no other means of selling your interest, and you could lose your entire investment.

**Investors May Fail to Pay the Installment Payments**

An investor may choose from two payment plans: (1) one payment for the full $3,000 cost of the share; or (2) three installments of $1,000 each, with the second and third installments due thirty and sixty days after the first installment is paid. The payment plans are not available in all states in which we offer our shares of common stock. It is possible investors may fail to pay all or a portion of the installment payments when due, thereby depriving the Company of the anticipated offering proceeds.

**We May Not Be Able To Raise Needed Capital In the Future**

To the extent that our existing sources of cash, plus any cash generated from operations, are insufficient to fund our activities, we may need to raise additional funds. If we issue additional stock to raise capital, your percentage of ownership in us would be reduced. Holders of debt would have rights, preferences or privileges senior to those you possess as a holder of our common stock. Additional financing may not be available when needed and, if such financing is available, it may not be available on terms favorable to us. In addition, if we borrow money, we will incur interest charges, which could negatively impact our profitability.

**Our Substantial Leverage Could Harm Our Business By Limiting Our Available Cash and Our Access To Additional Capital**

As of July 31, 2005, our total long-term debt (excluding current portions) was approximately $5.1 million, and we had $2.7 million outstanding under our revolving credit facility and an additional $37.3 million of borrowing capacity available under such facility. Our degree of leverage could have important consequences for you, including the following:

- it may limit our and our subsidiaries' ability to obtain additional funds for working capital, capital expenditures, debt service requirements, or other purposes on favorable terms or at all;
- a substantial portion of our cash flows from operations must be dedicated to the payment of principal and interest on our indebtedness and thus will not be available for other purposes, including operations, capital expenditures and future business opportunities;
- it may limit our ability to adjust to changing market conditions and place us at a competitive disadvantage compared to those of our competitors that are less leveraged;
- we may be more vulnerable than a less leveraged company to a downturn in a general economic conditions or in our business; or
- we may be unable to carry out capital spending that is important to our growth.

Our credit agreements contain a number of covenants, among other things, that restrict our and our subsidiaries' ability to incur additional indebtedness; pay dividends or make other distributions; make certain investments; use assets as security in other transactions; and sell certain assets or merge with or into other companies. In addition, we are required to satisfy and maintain specified financial ratios and tests. Events beyond our control may affect our ability to comply with these provisions, and we or our subsidiaries may not be able to meet those ratios and tests. The breach of any of these covenants would result in a default under our credit agreement and the lender could elect to declare all amounts borrowed under the applicable agreement, together with accrued interest, to be due and payable and could proceed against the collateral securing that indebtedness. If any of our indebtedness were to be accelerated, our assets may not be sufficient to repay in full that indebtedness and the notes.

**Our Variable Rate Indebtedness Subjects Us To Interest Rate Risk, Which Could Cause Our Debt Service Obligations To Increase Significantly**

Certain of our borrowings, primarily borrowings under our revolving line of credit, are at variable rates of interest and expose us to interest rate risk based on market rates. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash available for servicing our indebtedness would decrease. Our variable rate debt for the year ended July 31, 2005 was approximately $2.7 million and our interest expense was $728 thousand. A 1% increase in the average interest rate would increase future interest expense by approximately $155 thousand per year assuming an average outstanding balance under the revolving line of credit of $15.5 million.

**We Rely Substantially On Third-Party Suppliers, and the Loss Of Products or Delays In Product Availability From One Or More Third-Party Supplier Could Substantially Harm Our Business**

We must contract for the supply of current and future products of appropriate quantity, quality and cost. Such products must be available on a timely basis and be in compliance with any regulatory requirements. Failure to do so could substantially harm our business.

We often purchase products from our suppliers under agreements that are of limited duration or can be terminated on a periodic basis. There can be no assurance, however, that our suppliers will be able to meet their obligations under these agreements or that we will be able to compel them to do so. Risks of relying on suppliers include:

- If an existing agreement expires or a certain product line is discontinued, then we would not be able to continue to offer our customers the same breadth of products and our sales and operating results would likely suffer unless we are able to find an alternate supply of a similar product.

- Current agreements, or agreements we may negotiate in the future, may commit us to certain minimum purchase or other spending obligations. It is possible we will not be able to create the market demand to meet such obligations, which would create an increased drain on our financial resources and liquidity.

- If market demand for our products increases suddenly, our current suppliers might not be able to fulfill our commercial needs, which would require us to seek new manufacturing arrangements or new sources of supply and may result in substantial delays in meeting market demand. If we consistently generate more demand for a product than a given supplier is capable of handling, it could lead to large backorders and potentially lost sales to competitive products that are readily available. This also could require us to seek new sources of supplies.

- We may not be able to control or adequately monitor the quality of products we receive from our suppliers. Poor quality products could damage our reputation with our customers.

- Some of our third party suppliers are subject to ongoing periodic unannounced inspection by regulatory authorities, including the FDA, DEA, EPA and other federal and state agencies for compliance with strictly enforced regulations, and we do not have control over our suppliers' compliance with these regulations and standards. Violations could potentially lead to interruptions in supply that could cause us to lose sales to readily available competitive products.

Potential problems with suppliers such as those discussed above could substantially decrease sales, lead to higher costs and damage our reputation with our customers due to factors such as poor quality goods or delays in order fulfillment, which may result in decreased sales of our products and substantially harm our business.

**We Rely Upon Third Parties to Ship Products to Our Customers and Interruptions in Their Operations Could Harm Our Business, Financial Condition and Results of Operations**

We use UPS and FedEx as our primary delivery services for our air and ground shipments of products to our customers. If there were any significant service interruptions, there can be no assurance that we could engage alternative service providers to deliver these products in either a timely or cost-efficient manner, particularly in rural areas where many of our customers are located. Any strikes, slowdowns, transportation disruptions or other adverse conditions in the transportation industry experienced by any of our delivery services could impair or disrupt our ability to deliver our products to our customers on a timely basis and could have a material adverse effect upon our customer relationships, business, financial condition and results of operations. In addition, any increase in the shipping costs, including fuel surcharge could have an adverse effect on our financial condition and results of operations.

### We Are Exposed To Potential Risks From Recent Legislation Requiring Companies To Evaluate Their Internal Control Over Financial Reporting

We are in the process of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these assessments. During the course of our testing, we may identify deficiencies where we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. We will be required to comply with the requirements of Section 404 for our fiscal year ending July 31, 2007. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act.

### Changes in the Veterinary Distribution Industry Could Adversely Affect Our Business

The veterinary distribution industry is subject to changing political, economic and regulatory influences. Both state and federal government agencies regulate the distribution of certain animal health products and the Company is subject to regulation, either directly or indirectly, by the U.S. Department of Agriculture (USDA), the Food and Drug Administration (FDA) and the Drug Enforcement Administration (DEA). To the extent the political party in power changes, whether in the executive or legislation branch, the regulatory stance these agencies take could change. Our suppliers are subject to regulation by the USDA, the FDA, the DEA, and the Environmental Protection Agency (EPA), and material changes to the applicable regulations could affect the supplier's ability to manufacture certain products which could adversely impact the Company's product supply. In addition, some of our customers may rely, in part, on farm and agricultural subsidy programs. Changes in the regulatory positions that impact the availability of funding of such programs could have an adverse impact on our customer's financial position which could lead to decreased sales.

These factors affect our purchasing practices and operations of our business. Some of our competitors are consolidating to create integrated delivery systems with greater market presence. These competitors may try to use their market power to negotiate price reductions with the manufacturers. If we were forced to reduce our prices, our operating results would suffer. As the veterinary distribution industry consolidates, competition for customers will become more intense.

### Our Business, Financial Condition And Results of Operations Depend Upon Maintaining Our Relationships With Vendors

We currently distribute more than 20,000 products sourced from more than 350 vendors. We currently do not manufacture any of our products and are dependent on these vendors for our supply of products. Our top three vendors, Pfizer, Inc., Bayer Corporation, and Novartis Animal Health Inc. supplied products that accounted for approximately 51% of our product purchases for the fiscal year ended July 31, 2005.

Our ability to sustain our gross profits has been, and will continue to be, dependent in part upon our ability to obtain favorable terms and access to new and existing products from our vendors. These terms may be subject to changes from time to time by vendors, such as changing from a "buy/sell" to an agency relationship, or from an agency to a "buy/sell" relationship. In a "buy/sell" transaction, we purchase or take inventory of products from our vendors. Under an agency relationship, when we receive orders for products from a customer, we transmit the order to the vendor who then picks, packs and ships the products. Any changes from "buy/sell" to agency or from agency to "buy/sell" could adversely affect our revenues and operating income. The loss of one or more of our large vendors, a material reduction in their supply of products or material changes in the terms we obtain from them could have a material adverse effect on our business, financial condition and results of operations.

Some of our current and future vendors may decide to compete with us in the future by pursing or increasing their efforts in direct marketing and sales of their products. These vendors could sell their products at lower prices and maintain a higher gross margin on their product sales than we can. In this event, veterinarians or animal owners may elect to purchase animal health products directly from these vendors. Increased competition from any vendor of animal health products could significantly reduce our market share and adversely impact our financial results.

In addition, we may not be able to establish relationships with key vendors in the animal health industry if we have established relationships with competitors of these key vendors. We have written agreements with several of our vendors. Some of our agreements with vendors are for one-year periods. Upon expiration, we may not be able to renew our existing agreements on favorable terms, or at all. If we lose the right to distribute products under such agreements, we may lose access to certain products and lose a competitive advantage. Potential competitors could sell products from vendors that we fail to continue with and erode our market share.

**An Adverse Change in Vendor Rebates Could Negatively Affect Our Results of Operation**

The terms under which we purchase animal health products from several vendors entitle us to receive a rebate based upon the attainment of certain growth goals. If market conditions deteriorate or other factors outside of our control change, vendors may adversely change the terms of some or all of these rebate programs and there can be no assurance as to the amount of rebates that we will receive in any given year. The occurrence of any of these events could have an adverse impact on our results of operations, and as a result, you may not receive a rebate under our annual program.

**Our Quarterly Operating Results May Fluctuate Significantly**

Our quarterly revenues and operating results have varied significantly in the past and may continue to do so in the future. Rebates received from vendors have historically been the greatest during the quarter ending January 31. The timing of the receipt of our revenues is directly tied to the buying patterns of veterinarians related to certain medical procedures performed on production animals during the spring and fall months. These buying patterns also can be affected by vendors' and distributors' marketing programs launched during the summer months, particularly in June, which can result in veterinarians purchasing products earlier than they are needed. This kind of early purchasing may reduce our sales in the months these purchases would have otherwise been made.

**If We Fail to Comply With or Become Subject to More Onerous Government Regulations, Our Business Could be Adversely Affected**

The veterinary distribution industry is subject to changing political, economic and regulatory influences. Both state and federal government agencies regulate the distribution of certain animal health products, and the Company is subject to regulation, either directly or indirectly, by the U.S. Department of Agriculture (USDA), the Food and Drug Administration (FDA), the Environmental Protection Agency (EPA), and the Drug Enforcement Administration (DEA) and state boards of pharmacy. The regulatory stance these agencies take could change. Our suppliers are subject to regulation by the USDA, the FDA, the DEA, and the EPA, and material changes to the applicable regulations could affect the supplier's ability to manufacture certain products which could adversely impact the Company's product supply. In addition, some of our customers may rely, in part, on farm and agricultural subsidy programs. Changes in the regulatory positions that impact the availability of funding for such programs could have an adverse impact on our customers' financial positions which could lead to decreased sales.

We strive to maintain compliance with these laws and regulations. However, if we are unable to maintain or achieve compliance with these laws and regulations, we could be subject to substantial fines or other restrictions on our ability to provide competitive distribution services, which could have an adverse impact on our financial condition.

We cannot assure you that existing laws and regulations will not be revised or that new, more restrictive laws will not be adopted or become applicable to us or the products that we distribute or dispense. We cannot assure you that the vendors of products that may become subject to more stringent laws will not try to recover any or all increased costs of compliance from us by increasing the prices at which we purchase products from them, or, that we will be able to recover any such increased prices from our customers. We also cannot assure you that our business and financial condition will not be materially and adversely affected by future changes in applicable laws and regulations.

These factors affect our purchasing practices and operation of our business. Some of our competitors are consolidating to create integrated delivery systems with greater market presence. These competitors may try to use their market power to negotiate price reductions with the manufacturers. If we were forced to reduce our prices, our operating results would suffer. As the veterinary distribution industry consolidates, competition for customers will become more intense.

## QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risks primarily from changes in interest rates. The Company does not engage in financial transactions for trading or speculative purposes.

The interest payable on the Company's revolving line of credit is based on variable interest rates and is therefore affected by changes in market interest rates. If interest rates on variable rate debt rose .57 percentage points (a 10% change from the interest rate as of July 31, 2005), assuming no change in the Company's outstanding balance under the line of credit (approximately $2.7 million as of July 31, 2005), the Company's annualized income before taxes and cash flows from operating activities would decline by approximately $15 thousand.

Under our Amended and Restated Loan Agreement with U.S. Bank dated May 12, 2003, the Company and its subsidiaries executed a Term Promissory Note in the amount of $4,000,000 which accrues interest at a fixed rate of 5.77% per annum and matures June 1, 2008. Currently, the Term Promissory Note is payable in 59 installments of principal and interest in the amount of $76,904 which are payable monthly through May 1, 2008. As of June 1, 2008, all unpaid principal and interest will be due. The Company may not prepay the Term Promissory Note without the prior written consent of U.S. Bank and the payment of a prepayment fee based on the net present value of the amount of principal to be prepaid. As of July 31, 2005, the Company had $2,492,003 outstanding on the Term Promissory Note.

Under our Second Amendment to the Amended and Restated Loan Agreement with U.S. Bank, our revolving line of credit was increased to $40,000,000 and evidenced by a Revolving Promissory Note dated December 28, 2004, among U.S. Bank, the Company, and its subsidiaries. The Revolving Promissory Note matures on January 1, 2008. The actual principal amount outstanding varies as the Company borrows and repays its obligations throughout the term of the loan. Interest is payable at a variable rate, subject to change each fiscal quarter, equal to the London InterBank Offered Rate (LIBOR) plus a percentage based on the Company's leverage ratio. Advances made under the Revolving Promissory Note accrue interest, and at July 31, 2005, the variable interest rate at which the Revolving Promissory Note accrued interest was 5.67% and the Company had approximately $2.7 million outstanding thereunder.

Both the Term Promissory Note and the Revolving Promissory Note are secured by a first mortgage held by U.S. Bank on the Company's Omaha facility as well as a first security interest on all of the Company's accounts receivable, inventory, chattel paper, equipment, instruments, investment property, deposit accounts, documents, letter of credit rights, fixtures, personal property and general intangibles.

## FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See the Company's Financial Statements and the notes thereto below.

## CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There has been no change in accountants during our two most recent fiscal years.

## CONTROLS AND PROCEDURES

### Evaluation of Disclosure Controls and Procedures

An evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Section 13a-15(e)) of the Securities Exchange Act of 1934 (the "Exchange Act")) was carried out under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer as of the end of the period covered by this annual report. Our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is (i) accumulated and communicated to Company management (including the Chief Executive Officer and Chief Financial Officer) to allow timely decisions regarding disclosures, and (ii) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Under the direction of the Chief Executive Officer and Chief Financial Officer, the Company evaluated its disclosure controls and procedures, did not identify any material weakness, and believes that its disclosure controls and procedures were effective at July 31, 2005.

The Company recently restated its consolidated balance sheet and statement of income and retained earnings for the period ended July 31, 2004, to reclassify certain common stock from permanent stockholders' equity to temporary equity. See Note 14 to the Consolidated Financial Statements for additional information.

Since July 31, 2004, the Company has taken the following steps to strengthen and improve its controls and procedures:

- Added additional personnel to the finance department to assist with internal controls over financial reporting;
- Provided an independent consultant with financial expertise to advise the Company's board of directors; and
- Improved process for documentation and review of significant accounting entries.

The Company intends to continue to monitor its disclosure controls and procedures, and if further improvements or enhancements are identified, the Company will take steps to implement such improvements or enhancements. It should be noted that the design of any system of controls is based upon certain assumptions about the likelihood of future events, and there can be no assurance that such design will succeed in achieving its stated objective under all potential future conditions, regardless of how remote. However, the Company's Chief Executive Officer and the Company's Chief Financial Officer believe the Company's disclosure controls and procedures provide reasonable assurance that the disclosure controls and procedures are effective.

### Changes in Internal Controls

During the quarter ended July 31, 2005, there were no significant changes in our internal control over financial reporting that have materially affected or that are reasonably likely to affect the Company's internal control over financial reporting, the Company took no corrective actions regarding our internal controls, and the Company is not aware of any other factors that could significantly affect these controls. See Note 14 to the Consolidated Financial Statements for additional information on the Company's recent restatement.

### Limitations on the Effectiveness of Controls

The Company has confidence in its internal controls and procedures. Nevertheless, the Company's management (including the Chief Executive Officer and Chief Financial Officer) believes that a control system, no matter how well designed and operated can provide only reasonable assurance and cannot provide absolute assurance that the objectives of the internal control system are met, and no evaluation of internal controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. Further, the design of an internal control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitation in all internal control systems, no evaluation of controls can provide absolute assurance that all control issuers and instances of fraud, if any, within the Company have been detected.

## DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Incorporated by reference in this Annual Report is the information required by Item 10 of Form 10-K contained in the sections entitled "Proposal 1: Election of Shareholder Directors," "Proposal 2: Election of Non-Shareholder Director," "Information About Directors and Executive Officers" and "Section 16(a) Beneficial Ownership Reporting Compliance" of the Company's definitive proxy statement filed pursuant to Regulation 14A with the SEC.

## EXECUTIVE COMPENSATION

Incorporated by reference in this Annual Report is the information required by Item 11 of Form 10-K contained in the section entitled "Management - Executive Compensation", of the Company's definitive proxy statement filed with the SEC.

## SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Incorporated by reference in this Annual Report is the information required by Item 12 of Form 10-K contained in the section entitled "Security Ownership of Certain Beneficial Owners and Management", of the Company's definitive proxy statement filed with the SEC.

## CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Incorporated by reference in this Annual Report is the information required by Item 13 of Form 10-K contained in the section entitled the "Certain Relationships and Related Transactions" of the Company's definitive proxy statement filed pursuant to Regulation 14A with the SEC.

## PRINCIPAL ACCOUNTING FEES AND SERVICES

Incorporated by reference in this Annual Report is the information required by Item 14 of Form 10-K contained in the section entitled the "Relationship with Independent Public Accountants – Principal Accounting Fees and Services" of the Company's definitive proxy statement filed pursuant to Regulation 14A with the SEC.

## ADDITIONAL INFORMATION

A copy of our annual report on Form 10-K for the fiscal year ended July 31, 2005, as filed with the Securities and Exchange Commission, may be obtained free of charge by contacting Lois Crinklaw, Manager of Office and Building Services, Professional Veterinary Products, Ltd., 10077 S. 134$^{th}$ Street, Omaha, Nebraska 68138, Telephone: (402) 331-4440, Facsimile: (402) 331-8655.

## FINANCIAL STATEMENTS

The following financial statements are filed as part of this report:

To the Audit Committee
Professional Veterinary Products, Ltd.
Omaha, Nebraska

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

We have audited the accompanying consolidated balance sheets of Professional Veterinary Products, Ltd. and subsidiaries as of July 31, 2005 and 2004, and the related consolidated statements of income and retained earnings, and cash flows for each of the years in the three-year period ended July 31, 2005. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Professional Veterinary Products, Ltd. and subsidiaries as of July 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended July 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Quick & McFarlin, P.C.
Omaha, Nebraska
October 4, 2005

# PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES
## CONSOLIDATED BALANCE SHEETS
**July 31, 2005 and 2004 (Restated)**
**(in thousands, except share data)**

| | July 31, 2005 | July 31, 2004 (Restated) |
|---|---|---|
| **ASSETS** | | |
| **CURRENT ASSETS** | | |
| Cash | $ 2,118 | $ 2,545 |
| Accounts receivable, less allowance for doubtful accounts $970 and $821, respectively | 27,970 | 22,117 |
| Accounts receivable, related parties | 3,802 | 3,248 |
| Inventory, less allowance for obsolete inventory $152 and $129, respectively | 34,670 | 40,682 |
| Deferred tax asset | 1,178 | 952 |
| Other current assets | 933 | 836 |
| Total current assets | 70,671 | 70,380 |
| **NET PROPERTY AND EQUIPMENT** | 10,483 | 10,564 |
| **OTHER ASSETS** | | |
| Intangible assets, less accumulated amortization $14 and $12, respectively | 11 | 13 |
| Intangible retirement asset | 1,107 | 1,326 |
| Investment in unconsolidated affiliates | 1,803 | 1,720 |
| Cash value life insurance | 1,190 | 728 |
| Other assets | 1 | 20 |
| Total other assets | 4,112 | 3,807 |
| **TOTAL ASSETS** | $ 85,266 | $ 84,751 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **CURRENT LIABILITIES** | | |
| Note payable, bank | $ 2,721 | $ 10,174 |
| Current portion of long-term debt and capital lease obligation | 1,070 | 2,000 |
| Accounts payable | 51,544 | 45,216 |
| Accounts payable, related parties | 809 | 840 |
| Other current liabilities | 4,704 | 3,815 |
| Total current liabilities | 60,848 | 62,045 |
| **LONG-TERM LIABILITIES** | | |
| Long-term debt and capital lease obligation, less current portion | 5,109 | 5,982 |
| Accrued retirement benefits, less current portion | 1,107 | 1,326 |
| Deferred tax liability | 504 | 457 |
| Shares subject to mandatory redemption, $1 par value; issued and outstanding 731 shares and 716 shares, respectively | 2,170 | 2,110 |
| Total long-term liabilities | 8,890 | 9,875 |
| **TOTAL LIABILITIES** | 69,738 | 71,920 |
| **COMMITMENTS AND CONTINGENT LIABILITIES - SEE NOTE 11** | | |
| **REDEEMABLE COMMON STOCK - SEE NOTE 6** | 3,797 | 3,636 |
| **STOCKHOLDERS' EQUITY** | | |
| Retained earnings | 11,731 | 9,195 |
| Total stockholders' equity | 11,731 | 9,195 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $ 85,266 | $ 84,751 |

The accompanying notes are an integral part of these financial statements.

## PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES
### CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
### Years Ended July 31, 2005, 2004 (Restated) and 2003 (Restated)
### (in thousands, except per share amounts)

| | July 31, 2005 | July 31, 2004 (Restated) | July 31, 2003 (Restated) |
|---|---|---|---|
| **NET SALES AND OTHER REVENUE** | $ 387,249 | $ 335,421 | $ 298,919 |
| **COST OF SALES** | 349,375 | 301,393 | 268,008 |
| Gross profit | 37,874 | 34,028 | 30,911 |
| **OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES** | 33,264 | 28,736 | 25,734 |
| Operating income | 4,610 | 5,292 | 5,177 |
| **OTHER INCOME (EXPENSE)** | | | |
| Interest income | 553 | 471 | 767 |
| Interest expense | (1,233) | (1,149) | (1,075) |
| Equity in earnings of unconsolidated affiliate | 84 | 137 | 92 |
| Other | 14 | (24) | 27 |
| Other expense - net | (582) | (565) | (189) |
| Income before taxes | 4,028 | 4,727 | 4,988 |
| Income tax expense | 1,492 | 1,749 | 1,774 |
| **NET INCOME** | 2,536 | 2,978 | 3,214 |
| **BEGINNING RETAINED EARNINGS** | 9,195 | 6,217 | 3,003 |
| **ENDING RETAINED EARNINGS** | $ 11,731 | $ 9,195 | $ 6,217 |
| **EARNINGS PER REDEEMABLE COMMON SHARE** | $ 2,022.61 | $ 2,487.77 | $ 1,854.47 |
| Weighted average redeemable common shares outstanding | 1,254 | 1,197 | 1,733 |
| **SUPPLEMENTAL INFORMATION** | | | |
| Net sales and other revenue - related parties | $ 40,193 | $ 33,718 | $ 27,325 |
| Purchases - related parties | $ 11,855 | $ 15,616 | $ 14,908 |

The accompanying notes are an integral part of these financial statements.

# PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF CASH FLOWS
### Years Ended July 31, 2005, 2004 and 2003
### (in thousands)

| | July 31, 2005 | July 31, 2004 | July 31, 2003 |
|---|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | |
| Net income | $ 2,536 | $ 2,978 | $ 3,214 |
| Adjustments to reconcile net income to net cash from operating activities: | | | |
| Depreciation and amortization | 1,265 | 1,105 | 1,105 |
| (Gain) loss on sale of property | (14) | 24 | (27) |
| Retirement benefits | 516 | 418 | 232 |
| Cash value of life insurance | (462) | (433) | (227) |
| Deferred income tax | (179) | (484) | (208) |
| Allowance for doubtful accounts | 149 | 61 | 407 |
| Allowance for obsolete inventory | 23 | 129 | - |
| Equity in loss (income) from affiliate | (84) | (137) | (92) |
| (Increase) decrease in: | | | |
| Receivables | (6,556) | 1,425 | (7,565) |
| Inventory | 5,989 | (1,865) | (1,826) |
| Other current assets | (97) | (476) | (453) |
| Other assets | 19 | (4) | (16) |
| Increase (decrease) in: | | | |
| Accounts payable | 6,297 | (1,120) | 1,488 |
| Other current liabilities | 374 | (1,500) | 2,082 |
| Total adjustments | 7,240 | (2,857) | (5,100) |
| Net cash provided (consumed) by operating activities | 9,776 | 121 | (1,886) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | |
| Purchase of property and equipment | (1,200) | (1,378) | (2,561) |
| Proceeds from sale of assets | 32 | - | 41 |
| Net cash consumed by investing activities | (1,168) | (1,378) | (2,520) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | |
| Net short-term borrowings | (7,453) | 409 | 2,868 |
| Proceeds from long-term debt | - | - | 4,000 |
| Proceeds from capital lease obligation | 208 | - | 343 |
| Payments of long-term debt and capital lease obligation | (2,011) | (1,353) | (580) |
| Net proceeds from issuance of shares subject to mandatory redemption | 60 | 117 | - |
| Net proceeds from issuance of redeemable common stock | 161 | 283 | 797 |
| Net cash provided (consumed) by financing activities | (9,035) | (544) | 7,428 |
| Net increase (decrease) in cash | (427) | (1,801) | 3,022 |
| Cash at beginning of year | 2,545 | 4,346 | 1,324 |
| Cash at end of year | $ 2,118 | $ 2,545 | $ 4,346 |
| Supplemental disclosure of cash flow information: | | | |
| Interest paid | $ 1,198 | $ 1,139 | $ 1,045 |
| Income taxes paid | $ 1,822 | $ 3,866 | $ 876 |

The accompanying notes are an integral part of these financial statements.

(in thousands, except per share data)

## NOTE 1 – BUSINESS DESCRIPTION:

Professional Veterinary Products, Ltd. (the Company), a Nebraska corporation, is a wholesale distributor of animal health related pharmaceuticals and other veterinary related items. Founded in 1982 and headquartered in Omaha, Nebraska, the Company provides products and other services primarily to its shareholders. Shareholders are limited to the ownership of one share of stock and must be a licensed veterinarian or business entity comprised of licensed veterinarians.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

***Basis of Consolidation*** – The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The term "the Company" used herein means Professional Veterinary Products, Ltd. and its subsidiaries unless otherwise indicated by the context. All material intercompany accounts and transactions have been eliminated in consolidation. Investments in companies in which the Company exercises significant influence, but not control, are accounted for using the equity method of accounting. Investments in companies in which the Company has less than a 20% ownership interest, and does not exercise significant influence, are accounted for at cost.

***Use of Estimates*** – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

***Revenue Recognition*** – The Company derives its revenue primarily from the sale of products, consignment sales and agency agreements. Revenues are recognized as product is received by the customer and related services are performed in accordance with all applicable revenue recognition criteria. For these transactions, the Company applies the provisions of SEC Staff Accounting Bulletin No. 101, "Revenue Recognition." The revenue from "buy/sell" and consignment transactions are recorded at gross. Agency sales are transactions presented on a net basis. The Company recognizes revenue when there is persuasive evidence of an arrangement, title and risk of loss have passed, delivery has occurred or the contractual obligations are met, the sales price is fixed or determinable and collection of the related receivable is reasonably assured.

***Cash and Cash Equivalents*** – The Company considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents.

***Accounts Receivable*** – The accounts receivable arise in the normal course of business and are reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. In addition to reviewing delinquent accounts receivable, management considers many factors in estimating its general allowance, including historical data, experience, credit worthiness and economic trends. From time to time, management may adjust its assumptions for anticipated changes in any of those or other factors expected to affect collectability. The allowance for doubtful accounts was $970 and $821 for 2005 and 2004, respectively.

***Inventory*** – Inventories consist substantially of finished goods held for resale and are valued at the lower of cost or market, not in excess of net realizable value. Cost is determined primarily by the weighted average cost method. The reserve for inventory obsolescence was $152 and $129 for 2005 and 2004, respectively.

(in thousands, except per share data)

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

***Property, Equipment and Depreciation*** – Property and equipment are stated at cost. Depreciation expense was $1,263, $1,103 and $952 for 2005, 2004 and 2003, respectively. Depreciation has been calculated using primarily the straight-line method over the estimated useful lives of the respective classes of assets as follows:

| | |
|---|---|
| Building | 40 years |
| Furniture, fixtures and equipment | 7 years |
| Computer equipment | 5 years |
| Software | 3-5 years |

Leasehold improvements are amortized over the shorter of the remaining term of the lease or the useful life of the improvement utilizing the straight-line method. Major additions and betterments that extend the useful lives of property and equipment are capitalized and depreciated over their estimated useful lives. Expenditures for maintenance and repairs are charged to expense as incurred. Property and equipment are reviewed annually for impairment in accordance with Statement of Financial Accounting Standard (SFAS) No. 121.

***Capitalized Leases*** – Property under capital leases is amortized over the lives of the respective leases. Amortization of capital leases is included in depreciation expense.

***Goodwill and Other Intangible Assets*** – Beginning August 1, 2002, all goodwill amortization ceased in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 142 required the Company to evaluate its existing intangible assets and goodwill that were acquired in prior business purchase combinations, and to make any necessary reclassifications in order to conform to the new criteria in SFAS No. 141 for recognition apart from goodwill. The Company then had up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and the liabilities in a manner similar to a purchase price allocation in accordance with SFAS No. 141, to its carrying amount, both of which would be measured as of the date of adoption. The Company's policy is to perform its annual impairment testing for all reporting units as of the fourth quarter of each fiscal year. For further discussion of the Company's adoption of SFAS No. 142, see Note 12 to the consolidated financial statements.

Other identifiable intangible assets consist of the Company trademark and loan origination fees. Trademarks have an indefinite life and therefore are not amortized. The original trademark subject to amortization was $5. Accumulated amortization was $1 for 2005 and 2004. Loan origination fees constitute the Company's identifiable intangible asset subject to amortization. The original loan origination fee subject to amortization was $20. Accumulated amortization was $13 and $11 for July 31, 2005 and 2004, respectively. Amortization of the loan origination fees is computed on a straight-line basis over the term of the related note. Amortization expense of $2, for the years ended July 31, 2005, 2004, and 2003, is included in interest expense on the Consolidated Statements of Income and Retained Earnings. The estimated aggregate amortization expense for the four succeeding fiscal years is $7.

(in thousands, except per share data)

**NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):**

***Long-Lived Assets*** – SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, requires the Company to review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Each impairment test is based on a comparison of the estimated fair market value to the recorded value of the asset. No current impairment exists and none have been recognized.

***Income Taxes*** –The Company provides for income taxes using the asset and liability method under which deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences and carry-forwards that result from events that have been recognized either in the financial statements or the income tax returns, but not both. The measurement of current and deferred income tax liabilities and assets is based on provisions of enacted laws. Valuation allowances are recognized if, based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized.

***Advertising*** – The Company expenses advertising costs as incurred. Advertising expense was $72, $64 and $46 for 2005, 2004 and 2003, respectively.

***Direct Shipping and Handling Costs*** – Freight and other direct shipping costs are included in "Cost of sales" on the Consolidated Statements of Income and Retained Earnings. Direct handling costs are reflected in "Operating, general and administrative expenses." Such costs represent direct compensation costs of employees who store, move and prepare products for shipment to the Company's customers. Direct handling costs were $4,237, $4,184, and $3,594 for 2005, 2004, and 2003 respectively.

***Fair Value of Financial Instruments*** – The carrying amounts reported on the balance sheets approximate the fair value for cash, accounts receivable, short-term borrowings and all other variable rate debt (including borrowings under credit agreements). The carrying amounts reported for long-term debt approximate fair value because the interest approximates current market rates for financial instruments with similar maturities and terms.

***Concentrations of Credit Risk*** – The Company's cash funds are located in financial institutions in the United States. Deposits in these bank accounts may, at times, exceed the $100,000 federally insured limit.

***Major Customer, Major Suppliers and Credit Concentrations***– Other financial instruments, which potentially subject the Company to concentrations of credit risk, are trade accounts receivable and trade payables. One customer comprised a significant individual receivable consisting of 11.1% and 11.3% of the Company's receivables at July 31, 2005 and 2004, respectively. Two vendors comprised 29.5% and 13.1% of all purchases for fiscal year 2005. Two vendors comprised 31.1% and 12.9% of all purchases for fiscal year 2004.

***Common Stock*** – In May 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.* SFAS No. 150 establishes standards for issuer classification and measurement of certain financial instruments with characteristics of both liabilities and equity. Instruments that fall within the scope of SFAS No. 150 must be classified as a liability. SFAS No. 150 is effective for the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of non-public entities. Management adopted SFAS No. 150 during the first

(in thousands, except per share data)

**NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):**

quarter of the fiscal year ending July 31, 2004. The Company's shares of common stock issued to single member limited liability companies and sole proprietorships are subject to mandatory redemption upon death of the shareholder at the price the shareholder paid for the share. These shares are presented as liabilities under the provision of SFAS No. 150 within the long-term liability section of the Consolidated Balance Sheets. The adoption of SFAS No. 150 did not have a material impact on the Company's consolidated results of operations. However, the adoption of SFAS No. 150 did impact the Company's consolidated presentation of financial position. Single member limited liability companies and sole proprietorships comprised 731 shares at July 31, 2005. These shares, including associated additional paid-in capital net of amounts receivable, were reclassified to long-term liabilities in the amount of $2,170 (see Note 6).

***Earnings Per Share*** – SFAS No. 128, *Earnings per Share* promulgates accounting standards for the computation and manner of presentation of the Company's earnings per share data. Under SFAS No. 128 the Company is required to present basic and diluted earnings per share. Basic earnings per share is computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding for the period. In accordance with SFAS No. 150, the weighted-average number of redeemable common shares outstanding for the period does not include the shares subject to mandatory redemption. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. There are no securities that are convertible to common stock that would cause further dilution. The weighted average number of redeemable common shares outstanding was 1,254, 1,197 and 1,733 for 2005, 2004 and 2003, respectively.

***Recent Accounting Pronouncements*** – In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151, *Inventory Costs – an amendment of ARB No. 43, Chapter 4.* SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. SFAS No. 151 requires that abnormal amounts be recognized as current period charges regardless of whether they meet the criterion of "so abnormal." In addition, SFAS No. 151 requires that allocation of fixed production overhead to the cost of conversion be based on the normal capacity of the production facilities. This standard does not effect the Company's financial position, cash flows or results of operations.

In May 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections.* SFAS No. 154 replaces FASB Statement No. 3, *Reporting Accounting Changes in Interim Financial Statements*, and replaces APB Opinion No. 20, *Accounting Changes.* SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company adopted SFAS No. 154 beginning in fourth quarter of fiscal 2005. This standard does not effect the Company's financial position, cash flows or results of operations.

***Reclassifications*** – Certain prior year amounts have been reclassified to conform to the July 31, 2005 presentation. Such reclassifications had no impact on results of operation or shareholders' equity.

(in thousands, except per share data)

## NOTE 3 – REBATES:

At each fiscal year end, the Company nets rebates due to stockholders against accounts receivable. Rebates are paid in the form of credits against future purchases, never in cash. The Company offset accounts receivable as follows:

| | 2005 | 2004 |
|---|---|---|
| Accounts receivable, net of allowance | $36,995 | $30,625 |
| Less – rebates | 5,223 | 5,260 |
| Accounts receivable, net | $31,772 | $25,365 |

Net sales and other revenue reported on the Consolidated Statements of Income and Retained Earnings were reduced by rebates as follows:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| Gross sales and other revenues | $392,472 | $340,681 | $305,200 |
| Less – rebates | 5,223 | 5,260 | 6,281 |
| Net sales and other revenue | $387,249 | $335,421 | $298,919 |

## NOTE 4 – PROPERTY AND EQUIPMENT:

Major classes of property and equipment consist of the following:

| | 2005 | 2004 |
|---|---|---|
| Land | $1,762 | $1,762 |
| Buildings | 5,045 | 5,045 |
| Leasehold improvements | 550 | 188 |
| Equipment | 7,911 | 7,120 |
| | 15,268 | 14,115 |
| Less – accumulated depreciation | 4,908 | 3,794 |
| | 10,360 | 10,321 |
| Construction in progress | 123 | 243 |
| Net property, plant, and equipment | $10,483 | $10,564 |

(in thousands, except per share data)

## NOTE 5 – INVESTMENT IN UNCONSOLIDATED AFFILIATES:

The Company purchased a 20% interest in SERVCO in June 2000 for $1,500. American Animal Hospital Association (AAHA) owns the remaining 80%. The Company determined that it has significant influence over SERVCO and accordingly should account for its 20% ownership interest using the "equity method" of accounting for investments. The excess of purchase price over underlying equity (which represents goodwill) is being tested for impairment in accordance with applicable accounting standards. The amount of unamortized goodwill tested for impairment was $1,350 at July 31, 2005 and 2004. No current impairment exists and none has been recognized. The Company holds a 5% interest in Agri-Laboratories, Ltd., which is carried at cost. The amounts presented on the balance sheet consisted of:

| | 2005 | 2004 |
|---|---|---|
| Investment in SERVCO (equity method) | $1,659 | $1,576 |
| Investment in Agri-Laboratories, Ltd. (cost method) | 144 | 144 |
| | $1,803 | $1,720 |

Included in the Company's consolidated retained earnings is $310 of undistributed earnings of SERVCO.

## NOTE 6 – SHARES SUBJECT TO MANDATORY REDEMPTION AND REDEEMABLE COMMON STOCK:

The Company is authorized to issue 30,000 shares of common stock with a par value of $1. Issued and outstanding shares amounted to 2,019 at July 31, 2005 and 1,952 at July 31, 2004. Holders of common stock are entitled to a) one vote for each share held on matters submitted to a vote of stockholders, b) a ratable share of dividends declared and c) in the event of liquidation or dissolution, a ratable share of monies after liabilities. Shareholders are not permitted to dispose of their stock except by a sale back to the Company. The shareholder must give the Company written notice of the proposed sale and the Company must redeem for cash the share of stock within ninety days of receiving such notice, at the price the shareholder paid for the share. Effective August 1, 2003, in accordance with SFAS No. 150, shares held by single member limited liability companies and sole proprietorships that are mandatorily redeemable upon death of the holder at the price the shareholder paid for the share were reclassified to long-term liabilities as Shares Subject to Mandatory Redemption. All other shares are designated as Redeemable Common Stock.

(in thousands, except per share data)

## NOTE 6 – SHARES SUBJECT TO MANDATORY REDEMPTION AND REDEEMABLE COMMON STOCK (continued):

*An analysis of redeemable common stock and shares subject to mandatory redemption for the* three years ended July 31 is as follows:

| | Redeemable Common Stock | Shares Subject to Mandatory Redemption | Total |
|---|---|---|---|
| Number of shares issued and outstanding July 31, 2002 | 1,544 | - | 1,544 |
| Issuance of redeemable common stock | 330 | - | 330 |
| Redemption of redeemable common stock | (29) | - | (29) |
| Number of shares issued and outstanding July 31, 2003 | 1,845 | - | 1,845 |
| Issuance of redeemable common stock | 144 | - | 144 |
| Redemption of redeemable common stock | (37) | - | (37) |
| Recognition of liability per SFAS No. 150 | (716) | 716 | - |
| Number of shares issued and outstanding July 31, 2004 | 1,236 | 716 | 1,952 |
| Issuance of redeemable common stock | 67 | 39 | 106 |
| Redemption of redeemable common stock | (15) | (24) | (39) |
| Number of shares issued and outstanding July 31, 2005 | 1,288 | 731 | 2,019 |
| | | | |
| Carrying amount/redemption amount - July 31, 2002 | $ 4,549 | $ - | $ 4,549 |
| Issuance of redeemable common stock | 990 | - | 990 |
| Redemption of redeemable common stock | (87) | - | (87) |
| Net change in accounts receivable, stock | (106) | - | (106) |
| Carrying amount/redemption amount - July 31, 2003 | 5,346 | - | 5,346 |
| Issuance of redeemable common stock | 432 | - | 432 |
| Redemption of redeemable common stock | (109) | - | (109) |
| Net change in accounts receivable, stock | 77 | - | 77 |
| Recognition of liability per SFAS No. 150 | (2,110) | 2,110 | - |
| Carrying amount/redemption amount - July 31, 2004 | 3,636 | 2,110 | 5,746 |
| Issuance of redeemable common stock | 201 | 117 | 318 |
| Redemption of redeemable common stock | (45) | (72) | (117) |
| Net change in accounts receivable, stock | 5 | 15 | 20 |
| Carrying amount/redemption amount - July 31, 2005 | $ 3,797 | $ 2,170 | $ 5,967 |

There were 10, 14, and 72 redeemable common shares subscribed but unissued as of July 31, 2005, 2004, and 2003, respectively. The amounts receivable on these shares reduced Redeemable Common Stock by $16, $20, and $119 at July 31, 2005, 2004, and 2003, respectively. Accounts receivable arising from Redeemable Common Stock sales is presented as a deduction from Redeemable Common Stock to the extent such receivables were not paid in cash prior to the date of the report. Accounts receivable arising from Redeemable Common Stock sales excludes Shares Subject to Mandatory Redemption. No finance charges have been generated on any existing payment plan for any share of Redeemable Common Stock.

There were 3, 14, and 0 Shares Subject to Mandatory Redemption subscribed but unissued as of July 31, 2005, 2004, and 2003, respectively. The amounts receivable on these shares reduced

(in thousands, except per share data)

## NOTE 6 – SHARES SUBJECT TO MANDATORY REDEMPTION AND REDEEMABLE COMMON STOCK (continued):

Shares Subject to Mandatory Redemption by $6, $22, and $0 at July 31, 2005, 2004, and 2003, respectively. Accounts receivable arising from Shares Subject to Mandatory Redemption sales are presented as a deduction from Shares Subject to Mandatory Redemption to the extent such receivables were not paid in cash prior to the date of the report. No finance charges have been generated on any existing payment plan for any Share Subject to Mandatory Redemption.

## NOTE 7 – INCOME TAXES:

Significant components of income tax expense are as follows:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| Current | | | |
| Federal | $1,486 | $1,931 | $1,855 |
| State | 186 | 302 | 127 |
| | 1,672 | 2,233 | 1,982 |
| Deferred | | | |
| Federal | (170) | (420) | (195) |
| State | (10) | (64) | (13) |
| | (180) | (484) | (208) |
| Total | $1,492 | $1,749 | $1,774 |

A reconciliation of income tax expense computed using the U.S. federal statutory income tax rate of 34% of income before income taxes to the actual provision for income taxes is as follows:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| Expected tax at U.S. statutory rate | $ 1,370 | $ 1,607 | $ 1,696 |
| State taxes, net of federal effect | 95 | 199 | 83 |
| Other, net | 27 | (57) | (5) |
| | $ 1,492 | $ 1,749 | $ 1,774 |

(in thousands, except per share data)

**NOTE 7 – INCOME TAXES (continued):**

Deferred tax assets and liabilities reflect the future tax consequences of events that have already been recognized in the consolidated financial statements or income tax returns. At July 31, the deferred tax asset and liability consisted of the following:

| | 2005 | 2004 |
|---|---|---|
| Current deferred tax asset (liability): | | |
| Uniform capitalization | $ 262 | $ 311 |
| Allowance for doubtful accounts | 388 | 329 |
| Inventory valuation | 61 | 52 |
| Deferred compensation | 467 | 260 |
| | $ 1,178 | $ 952 |
| Noncurrent deferred tax asset (liability): | | |
| Excess of tax over book depreciation | $ (482) | $ (475) |
| Amortization | 42 | 48 |
| Profit in SERVCO | (64) | (30) |
| | $ (504) | $ (457) |

**NOTE 8 – LONG-TERM DEBT:**

At July 31, long-term debt is summarized as follows:

| | 2005 | 2004 |
|---|---|---|
| Note payable, maturing in 2005, secured by certain assets, 9.10% interest | $ - | $ 836 |
| Note payable, maturing in 2005, secured by certain assets, 8.66% interest | - | 169 |
| Note payable, maturing in 2008, secured by certain assets, 5.77% interest | 2,492 | 3,244 |
| Note payable, maturing in 2009, secured by certain assets, 7.42% interest | 3,425 | 3,546 |
| Capital lease obligation, expiring in 2006, secured by computer equipment, 4.58% interest | 70 | 187 |
| Capital lease obligation, expiring in 2008, secured by computer equipment, 6.19% interest | 192 | - |
| | 6,179 | 7,982 |
| Less – current portion | 1,070 | 2,000 |
| | $5,109 | $5,982 |

The aggregate schedule of maturities of long-term debt obligations for the five years subsequent to July 31, 2005 are as follows:

| | |
|---|---|
| 2006 | $1,070 |
| 2007 | 1,063 |
| 2008 | 1,057 |
| 2009 | 2,989 |
| 2010 | - |
| | $6,179 |

(in thousands, except per share data)

**NOTE 8 – LONG-TERM DEBT (continued):**

In December 2004, the Company increased the amount of the revolving line of credit from $25,000 to $40,000. This agreement is scheduled to expire in January 2008. The short-term borrowing amounts outstanding under this credit facility were $2,721 and $10,174 at July 31, 2005 and 2004, respectively. Interest is payable at a variable rate, subject to change each fiscal quarter, equal to the London InterBank Offered Rate (LIBOR) plus a percentage based on the Company's leverage ratio. The weighted average interest rates of borrowings outstanding under the revolving credit agreement were 4.73%, 3.86%, and 4.12% for the years ended July 31, 2005, 2004 and 2003, respectively. The average dollar amounts of the borrowing were $15,506 and $13,853 for the years ended July 31, 2005 and 2004, respectively. The line of credit is secured by substantially all of the Company's assets.

Under these debt and credit agreements, the Company is required to maintain certain net worth and leverage ratios. In addition, our debt agreements contain a number of covenants, among other things, that restrict our and our subsidiaries' ability to pay dividends. The Company was in compliance with all covenants under the borrowing agreements at July 31, 2005 and 2004.

**NOTE 9 – RELATED PARTY TRANSACTIONS:**

In the normal course of business the Company sells to its affiliate, board of directors and key employees under normal terms and conditions. Accounts receivable, related parties on the balance sheet include amounts receivable on demand as of July 31 from the following:

| | 2005 | 2004 |
|---|---|---|
| Affiliate (SERVCO) | $3,621 | $2,966 |
| Board of Directors | 173 | 276 |
| Officer and employees | 8 | 6 |
| | $3,802 | $3,248 |

Net sales on the Consolidated Statements of Income and Retained Earnings include sales to related parties as follows:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| Affiliate (SERVCO) | $37,771 | $31,725 | $24,289 |
| Board of Directors | 2,340 | 1,914 | 2,959 |
| Officer and employees | 82 | 79 | 77 |
| | $40,193 | $33,718 | $27,325 |

Accounts payable, related parties on the balance sheet include amounts payable on demand as of July 31 from the following:

| | 2005 | 2004 |
|---|---|---|
| Affiliate (SERVCO) | $422 | $0 |
| Agri-Laboratories | 387 | 840 |
| | $809 | $840 |

Purchases from Agri-Laboratories were $11,855, $15,616 and $14,908 for 2005, 2004 and 2003, respectively.

(in thousands, except per share data)

## NOTE 10 – PROFIT-SHARING AND 401(k) RETIREMENT PLAN:

The Company provides a non-contributory profit-sharing plan covering all full-time employees who qualify as to age and length of service. It has been the Company's policy to make contributions to the plan as provided annually by the Board of Directors. The total provision for the contribution to the plan was $528, $528 and $439 for 2005, 2004 and 2003, respectively.

The Company also provides a contributory 401(k) retirement plan covering all full-time employees who qualify as to age and length of service. It is the Company's policy to match a maximum allowable 100% employee contribution with a 3% contribution. The total provision to the plan was $240, $229 and $177 for 2005, 2004 and 2003, respectively.

On January 1, 2003, the Company adopted a Supplemental Executive Retirement Plan (SERP). The SERP is a nonqualified defined benefit plan pursuant to which the Company will pay supplemental pension benefits to certain key employees upon retirement based upon the employees' years of service and compensation. For the year ended July 31, 2005 and 2004, benefits accrued and expensed were $516 and $418, respectively. The vested benefit obligation and accumulated benefit obligation were $1,973 and $2,273, respectively, at July 31, 2005 and $1,525 and $1,976, respectively, at July 31, 2004. The plan is an unfunded supplemental retirement plan and is not subject to the minimum funding requirements of the Employee Retirement Income Security Act (ERISA). While the SERP is an unfunded plan, the Company is informally funding the plan through life insurance contracts on the participants. The life insurance contracts had cash surrender values of $1,106 and $659 at July 31, 2005 and 2004, respectively.

The following set forth the change in benefit obligations, change in plan assets, funded status and amounts recognized in the balance sheet as of July 31 for the Company's SERP:

| | 2005 | 2004 |
|---|---|---|
| Change in Benefit Obligation: | | |
| Projected benefit obligation - July 31 | $ 2,743 | $ 2,094 |
| Service cost | 192 | 151 |
| Interest cost | 171 | 131 |
| Actuarial loss | (352) | 367 |
| Benefit Payments | - | - |
| Projected benefit obligation - July 31 | $ 2,754 | $ 2,743 |
| Fair Value of Plan Assets - July 31 | $ - | $ - |
| Funded Status: | | |
| Funded status | $ (2,754) | $ (2,743) |
| Unrecognized actuarial loss | 103 | 472 |
| Unrecognized prior service cost | 1,485 | 1,621 |
| Net amount recognized | $ (1,166) | $ (650) |
| Balance Sheet Amounts: | | |
| Accrued retirement benefits | $ (2,273) | $ (1,976) |
| Intangible retirement asset | 1,107 | 1,326 |
| Net amount recognized | $ (1,166) | $ (650) |

(in thousands, except per share data)

## NOTE 10 – PROFIT-SHARING AND 401(k) RETIREMENT PLAN (continued):

Net periodic benefit costs for the Company's SERP for the year ended July 31 included the following components:

| | 2005 | 2004 |
|---|---|---|
| Service cost | $ 192 | $ 151 |
| Interest cost | 171 | 131 |
| Amortization of prior losses | 17 | - |
| Amortization of unrecognized prior service costs | 136 | 136 |
| Net periodic cost | $ 516 | $ 418 |

The weighted average discount rate and rate of increase in compensation levels used to compute the actuarial present value of projected benefit obligations were 5.25% and 4.00%, respectively, at July 31, 2005 and 6.25% and 4.00%, respectively, at July 31, 2004.

## NOTE 11 – COMMITMENTS AND CONTINGENT LIABILITIES:

***Operating and Capital Leases*** – The Company has operating and capital leases covering certain property, equipment, and computer hardware and software expiring at various dates through 2010. Capitalized lease property consists of computer equipment having a net carrying cost of $366 at July 31, 2005. Future minimum lease payments under operating and capital leases that have initial or remaining noncancelable lease terms in excess of one year at July 31, 2005 are as follows:

| | Operating | Capital |
|---|---|---|
| 2006 | $ 362 | $ 147 |
| 2007 | 262 | 76 |
| 2008 | 110 | 57 |
| 2009 | 24 | - |
| 2010 | 1 | - |
| Total minimum payments | $ 759 | 280 |
| Less - interest on capital leases | | 18 |
| Present value of net minimum lease payments (incl. in Note 8) | | $ 262 |

Lease expense was $1,030, $955 and $784 for the years ended July 31, 2005, 2004 and 2003, respectively.

***Stock Redemption*** – The Company is required by its Bylaws to repurchase stock within 90 days of receiving written notice from the shareholder requesting redemption of their stock. The redemption amount is the original purchase price of the stock paid by the shareholder. The Company was contingently liable for $5,967 as of July 31, 2005.

***Other*** – The Company is subject to claims and other actions arising in the ordinary course of business. Some of these claims and actions have resulted in lawsuits where the Company is a defendant. Management believes that the ultimate obligations if any, which may result from unfavorable outcomes of such lawsuits, will not have a material adverse effect on the financial position, results of operations or cash flows of the Company and such obligations, if any, would be adequately covered by insurance.

(in thousands, except per share data)

**NOTE 11 – COMMITMENTS AND CONTINGENT LIABILITIES (continued):**

***Agreements*** – In February 2005, the Company entered into a written understanding to construct a 15,625 square foot building (the Building) in Hereford, Texas. It is anticipated that the Building will be completed in October 2005 (the Construction Deadline). Assuming the Building is completed by the Construction Deadline, the Company will lease space in the Building pursuant to the terms of a lease being negotiated by the parties.

***Subsequent Events*** – The Building was completed in October 2005. Effective October 1, 2005, the Company entered into a lease with two individuals who are residents of the State of Texas. Pursuant to the lease, the Company leases the premises located in a building, which contains approximately 15,625 rentable square feet, in Hereford, Texas. The lease has an initial term of five (5) years, ending on September 30, 2010. The Company also has the option to renew the initial term of the lease for two successive three year periods by providing the landlord notice of its election to renew thirty days prior to the commencement of such renewal term. The Company intends to use the premises for storing and warehousing veterinary products.

**NOTE 12 – GOODWILL IMPAIRMENT:**

On August 1, 2002, the Company adopted SFAS No. 142. SFAS No. 142 required the Company to evaluate its existing intangible assets and goodwill that were acquired in prior purchase business combinations, and to make any necessary reclassifications in order to conform to the new criteria in SFAS No. 141 for recognition apart from goodwill. Accordingly, the Company was required to reassess the useful lives and residual values of all identifiable intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments. In addition, to the extent an intangible asset is then determined to have an indefinite useful life, the Company was required to test the intangible asset for impairment in accordance with the provisions of SFAS No. 142.

Under the provisions of SFAS No. 142, the Company was required to perform transitional goodwill impairment tests as of August 1, 2002. To accomplish this, the Company identified its reporting units and determined the carrying value of its one reporting unit by assigning the assets, liabilities, existing goodwill and intangible assets to the reporting unit as of the date of adoption. The Company then had up to six months from the date of adoption to determine the fair value of its reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with SFAS No. 141, to its carrying amount, both of which would be measured as of the date of adoption. This second step was completed and indicated a 100% impairment of the goodwill associated with the assets acquired by the Wholesale Distribution segment in connection with it's acquisition of Am-V-Co. This resulted in a charge to earnings of $151 during the first quarter of fiscal 2003. No additional impairment exists at July 31, 2005 and none has been recognized.

(in thousands, except per share data)

**NOTE 12 – GOODWILL IMPAIRMENT (continued):**

The following schedule reflects net income adjusted to exclude goodwill and other intangible asset amortization and impairment charges for the years ended July 31:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| Net income as reported | $ 2,536 | $ 2,978 | $ 3,214 |
| Impairment charge | - | - | 151 |
| Pro forma net income | $ 2,536 | $ 2,978 | $ 3,365 |
| | | | |
| Earnings per share as reported | $ 2,022.61 | $ 2,487.77 | $ 1,854.47 |
| Impairment charge | - | - | 87.21 |
| Pro forma net earnings per share | $ 2,022.61 | $ 2,487.77 | $ 1,941.68 |

**NOTE 13 – SEGMENT INFORMATION:**

The Company has three reportable segments: Wholesale Distribution, Logistics Services, and Direct Customer Services. The Wholesale Distribution segment is a wholesaler of animal health products. This segment distributes products primarily to licensed veterinarians or business entities comprised of licensed veterinarians. The Logistics Services segment provides logistics and distribution service operations for vendors of animal health products and business to business type transactions. The Logistic Services segment distributes products primarily to other animal health companies. The Direct Customer Services segment acts as a supplier of animal health products to the producer or consumer. Animal health products are shipped to locations closer to the final destination. The segment's trucking operations transport the products directly to the producer or consumer.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies as detailed in Note 2 to these consolidated financial statements. The Company evaluates performance based on profit or loss from operations before income taxes.

The Company's reportable segments are strategic business units that serve different types of customers in the animal health industry. The separate financial information of each segment is presented consistent with the way results are regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

Since the Company's reportable segments all provide essentially the same products and services, the Company believes it would be impracticable to report the revenue from external customers for each product and service or each group of similar products and services in accordance with paragraph 37 of SFAS No. 131, *Disclosures About Segments of an Enterprise and Related Information.*

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended July 31, 2005, 2004 (Restated) and 2003 (Restated)
(in thousands, except per share data)

**NOTE 13 – SEGMENT INFORMATION (continued):**

The following table summarizes the Company's operations by business segment:

| | Wholesale Distribution | Logistics Services | Direct Customer Services | Eliminations | Consolidated Total |
|---|---|---|---|---|---|
| For the year ended July 31,2005 | | | | | |
| Net sales and other revenue | $ 386,073 | $ 1,930 | $ 42,926 | $ (43,680) | $ 387,249 |
| Cost of sales | 352,980 | 1,877 | 37,432 | (42,914) | $ 349,375 |
| Operating, general and administrative expenses | 28,420 | 1 | 4,843 | - | $ 33,264 |
| Operating income | 4,673 | 52 | 651 | (766) | $ 4,610 |
| Income before taxes | $ 4,028 | $ 52 | $ 714 | $ (766) | $ 4,028 |
| Business segment assets | $ 84,574 | $ 300 | $ 10,131 | $ (9,739) | $ 85,266 |
| For the year ended July 31, 2004 | | | | | |
| Net sales and other revenue | $ 333,290 | $ 1,246 | $ 31,479 | $ (30,594) | $ 335,421 |
| Cost of sales | 303,248 | 1,190 | 27,325 | (30,370) | 301,393 |
| Operating, general and administrative expenses | 24,692 | - | 4,044 | - | 28,736 |
| Operating income | 5,350 | 56 | 111 | (225) | 5,292 |
| Income before taxes | $ 4,727 | $ 56 | $ 169 | $ (225) | $ 4,727 |
| Business segment assets | $ 84,128 | $ 248 | $ 666 | $ (291) | $ 84,751 |
| For the year ended July 31, 2003 | | | | | |
| Net sales and other revenue | $ 297,007 | $ 2,076 | $ 24,223 | $ (24,387) | $ 298,919 |
| Cost of sales | 269,582 | 1,955 | 20,842 | (24,371) | 268,008 |
| Operating, general and administrative expenses | 22,245 | 1 | 3,488 | - | 25,734 |
| Operating income | 5,180 | 120 | (108) | (15) | 5,177 |
| Income before taxes | $ 4,988 | $ 120 | $ (105) | $ (15) | $ 4,988 |
| Business segment assets | $ 83,842 | $ 192 | $ 394 | $ (26) | $ 84,402 |

**NOTE 14 – RESTATEMENT OF FINANCIAL STATEMENTS:**

Subsequent to the issuance of the Company's 2004 consolidated financial statements and the filing of its 2004 Annual Report on Form 10-K with the SEC, review by the SEC Division of Corporation Finance initiated discussions among the Company, its external auditor, and the SEC relating to accounting treatment of the Company's common stock. Based on these discussions, management concluded that for accounting purposes, certain common stock of the Company should be reclassified from permanent stockholders' equity to temporary equity in the accompanying consolidated balance sheets according to accounting principles generally accepted in the United States. The shares of common stock that have been reclassified are subject to certain put options, which are outside of the control of the Company. As a result, the Company restated its consolidated balance sheets as of July 31, 2004 and consolidated statements of income and retained earnings as of July 31, 2004 and 2003. That change in balance sheet presentation did not have an impact on the Company's cash flows or results of operations.

**PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**Years Ended July 31, 2005, 2004 (Restated) and 2003 (Restated)**
**(in thousands, except per share data)**

## NOTE 15 – SELECTED QUARTERLY FINANCIAL DATA:

The following presents certain unaudited quarterly financial data and certain audited year-end financial data:

| | Quarters ended | | | | Year ended |
|---|---|---|---|---|---|
| | October 31, 2002 | January 31, 2003 | April 30, 2003 | July 31, 2003 | July 31, 2003 (restated) |
| Revenues | $ 75,236 | $ 68,025 | $ 74,624 | $ 81,034 | $ 298,919 |
| Gross profit | 6,723 | 8,107 | 8,887 | 7,194 | 30,911 |
| Operating income | 301 | 1,730 | 2,601 | 545 | 5,177 |
| Net income | 114 | 964 | 1,723 | 413 | 3,214 |
| Net income per redeemable common share | $ 69.66 | $ 560.45 | $ 980.33 | $ 227.66 | $ 1,854.47 |
| Redeemable common shares outstanding | 1,641 | 1,721 | 1,757 | 1,812 | 1,733 |

| | Quarters ended | | | | Year ended |
|---|---|---|---|---|---|
| | October 31, 2003 | January 31, 2004 | April 30, 2004 | July 31, 2004 | July 31, 2004 (restated) |
| Revenues | $ 88,442 | $ 73,446 | $ 85,075 | $ 88,458 | $ 335,421 |
| Gross profit | 8,624 | 9,462 | 8,427 | 7,515 | 34,028 |
| Operating income | 1,310 | 2,815 | 1,065 | 102 | 5,292 |
| Net income | 778 | 1,662 | 503 | 35 | 2,978 |
| Net income per redeemable common share | $ 662.00 | $ 1,403.25 | $ 417.94 | $ 27.86 | $ 2,487.77 |
| Redeemable common shares outstanding | 1,176 | 1,185 | 1,202 | 1,225 | 1,197 |

| | Quarters ended | | | | Year ended |
|---|---|---|---|---|---|
| | October 31, 2004 | January 31, 2005 | April 30, 2005 | July 31, 2005 | July 31, 2005 |
| Revenues | $ 98,972 | $ 90,718 | $ 102,689 | $ 94,870 | $ 387,249 |
| Gross profit | 8,966 | 10,929 | 10,618 | 7,361 | 37,874 |
| Operating income | 939 | 2,465 | 1,847 | (641) | 4,610 |
| Net income | 498 | 1,452 | 1,017 | (431) | 2,536 |
| Net income per share redeemable common share | $ 403.45 | $ 1,169.93 | $ 807.67 | $ (337.02) | $ 2,022.61 |
| Weighted average redeemable common shares outstanding | 1,234 | 1,241 | 1,260 | 1,279 | 1,254 |

For additional copies of the Annual Report or the Form 10K, contact:
Lois Crinklaw, Manager of Office and Building Services
Professional Veterinary Products, Ltd., 10077 South 134th Street, Omaha, NE 68138
Phone 402-829-5247 Fax 402-331-8655 E-mail lois.crinklaw@pvpl.com



Professional Veterinary Products, Ltd.
10077 South 134th Street, Omaha, NE 68138
800-228-0077
www.pvpl.com